   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 15, 1995



                                                       REGISTRATION NO. 33-63929

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-2
                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                                CODE-ALARM, INC.
             (Exact name of registrant as specified in its charter)

                          MICHIGAN                                      38-2334698
               (State or other jurisdiction of             (I.R.S. Employer Identification No.)
               incorporation or organization)

                                950 E. WHITCOMB
                        MADISON HEIGHTS, MICHIGAN 48071
                                 (810) 583-9620
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                                ROBERT V. WAGNER
                                CODE-ALARM, INC.
                                950 E. WHITCOMB
                        MADISON HEIGHTS, MICHIGAN 48071
                                 (810) 583-9620
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                WITH COPIES TO:

              D. KERRY CRENSHAW, ESQ.                                   DAVID FOLTYN, ESQ.
          CLARK, KLEIN & BEAUMONT, P.L.C.                        HONIGMAN MILLER SCHWARTZ AND COHN
            1600 FIRST FEDERAL BUILDING                            2290 FIRST NATIONAL BUILDING
           DETROIT, MICHIGAN 48226-1962                               DETROIT, MICHIGAN 48226
                  (313) 965-8266                                          (313) 256-7763

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box: / /

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                            ------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH THE PROVISIONS OF SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CROSS-REFERENCE SHEET

  SHOWING LOCATION IN PROSPECTUS OF INFORMATION REQUIRED BY ITEMS OF FORM S-2

         FORM S-2 ITEM NUMBER AND HEADING                     LOCATION IN PROSPECTUS
--------------------------------------------------  -------------------------------------------
 1.    Forepart of Registration Statement and
         Outside Front Cover Page of Prospectus...  Front Cover Page of Prospectus; Cross
                                                      Reference Sheet; Outside Front Cover Page
                                                      of Prospectus
 2.    Inside Front and Outside Back Cover Pages
         of Prospectus............................  Inside Front and Outside Back Cover Pages
                                                      of Prospectus
 3.    Summary Information, Risk Factors and Ratio
         of Earnings to Fixed Charges.............  Prospectus Summary; Risk Factors; Selected
                                                      Consolidated Financial Data
 4.    Use of Proceeds............................  Use of Proceeds
 5.    Determination of Offering Price............  Not Applicable
 6.    Dilution...................................  Not Applicable
 7.    Selling Security Holders...................  Not Applicable
 8.    Plan of Distribution.......................  Outside Front Cover Page of Prospectus;
                                                      Underwriting
 9.    Description of Securities to be
         Registered...............................  Description of Debentures; Description of
                                                      Capital Stock
10.    Interests of Named Experts and Counsel.....  Legal Matters; Experts
11.    Information with Respect to the
         Registrant...............................  Prospectus Summary; Risk Factors;
                                                      Capitalization; Selected Consolidated
                                                      Financial Data; Management's Discussion
                                                      and Analysis of Financial Condition and
                                                      Results of Operations; Changes in
                                                      Company's Certifying Accountant;
                                                      Business; Description of Capital Stock;
                                                      Shares Eligible for Future Sale;
                                                      Consolidated Financial Statements
12.    Incorporation of Certain Information by
         Reference................................  Incorporation of Certain Information by
                                                      Reference
13.    Disclosure of Commission Position on
         Indemnification for Securities Act
         Liabilities..............................  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED DECEMBER 15, 1995

PROSPECTUS

                                  $10,000,000

                            [CODE-ALARM, INC. LOGO]


                  % CONVERTIBLE SUBORDINATED DEBENTURES DUE 2003

                            ------------------------


     The Debentures offered hereby are convertible at any time prior to maturity, unless previously redeemed or repurchased, into shares of Common Stock
of Code-Alarm, Inc. (the "Company") at a conversion price of $     per share,
subject to adjustment in certain events. On December 13, 1995, the last reported sale price of the Company's Common Stock, as reported on the Nasdaq National Market under the symbol CODL was $7.00 per share. See "Price Range of Common Stock." The Company does not intend to list the Debentures on the Nasdaq National Market or on a securities exchange.



     Interest on the Debentures is payable semi-annually on August 1 and February 1, commencing August 1, 1996, and the Debentures will mature on February 1, 2003, unless previously redeemed. The Debentures are redeemable at the option of the Company, at any time in whole or in part, at the redemption prices set forth herein, plus accrued interest; provided, however, that prior to February 1, 1999, the Debentures may not be redeemed unless the closing sales price of the Common Stock equals or exceeds 140% of the then current conversion price for at least 20 trading days within 30 consecutive trading days ending not more than ten trading days prior to the date of the notice of redemption. In the event of a Repurchase Event (as herein defined), each holder of Debentures may require the Company to repurchase the Debentures, in whole or in part, for cash, at 101% of the principal amount thereof, plus accrued interest. The Debentures will be unsecured general obligations of the Company subordinated to all existing and future Senior Indebtedness (as herein defined). See "Description of Debentures."


                            ------------------------

                 THIS OFFERING INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 4.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
                                                              UNDERWRITING
                                              PRICE TO       DISCOUNTS AND      PROCEEDS TO
                                             PUBLIC(1)       COMMISSIONS(2)    COMPANY(1)(3)
-----------------------------------------------------------------------------------------------
Per Debenture............................         %                %                 %
-----------------------------------------------------------------------------------------------
Total(4).................................         $                $                 $
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from date of issuance.
(2) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(3) Before deducting other expenses of issuance and distribution estimated at $405,000.
(4) The Company has granted the Underwriters a 30-day option to purchase up to an additional $1,500,000 in principal amount of the Debentures on the same terms and conditions to cover over-allotments, if any. If the entire additional principal amount of the Debentures is purchased, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company
    will be $11,500,000, $            and $            , respectively. See
    "Underwriting."


                            ------------------------



     The Debentures are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the
Debentures will be made against payment therefor on or about                  ,
1996.


                            ------------------------

RONEY & CO.                                                     THE OHIO COMPANY
                                           , 1996.

                            [PRODUCT PHOTOGRAPHS]


     CODE-ALARM SUPPLIES VEHICLE SECURITY SYSTEMS TO AUTOMAKERS AT BOTH THE DEALERSHIP AND FACTORY-FLOOR LEVEL. THE COMPANY MARKETS ITS PRODUCTS TO GENERAL
  MOTORS, CHRYSLER, FORD, MITSUBISHI, SUBARU, AND VOLKSWAGEN IN THE U.S., AS
   WELL AS INTERNATIONAL AUTOMAKERS PEUGEOT, RENAULT, VOLKSWAGEN-AUDI GROUP
          FRANCE, TOYOTA, NISSAN, FORD OF VENEZUELA AND FORD-MEXICO.


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OFFERED HEREBY OR THE COMMON STOCK OF THE COMPANY, OR BOTH, AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            [MAP AND PHOTOGRAPHS]


Code-Alarm is a leading U.S.-based manufacturer of vehicle security systems, remote keyless entry systems and security sensor products, supplying automakers and retailers in Europe, South America, Canada and the United States. The Company's team of 50 engineers and technicians, based in the U.S. and Europe, is committed to product research and development to improve quality, advance technology and work toward competitive costs.

                            [MAP AND PHOTOGRAPHS]


CODE ALARM FACILITIES

DETROIT, MICHIGAN
   World Headquarters, Manufacturing
   and Engineering

GEORGETOWN, TEXAS
   Manufacturing

HUNTINGTON BEACH, CALIFORNIA
   Warehouse, Sales and Marketing


PARIS, FRANCE
   Europe Headquarters, Engineering

BIRMINGHAM, ENGLAND
   Warehouse, Sales and Marketing

MADRID, SPAIN
   Sales and Marketing

BRUSSELS, BELGIUM
   Sales and Marketing

CARACAS, VENEZUELA
   Warehouse, Sales and Marketing


CODE ALARM CUSTOMERS

DETROIT, MICHIGAN
   GM, Chrysler, Ford, VW and GM Mid-
   Size Car Division

IRVINE, CALIFORNIA
   Mitsubishi Motor Sales America

CHERRY HILL, NEW JERSEY
   Subaru USA

TORONTO, CANADA
   GM, Chrysler, Ford, Suzuki Canada

CARACAS, VENEZUELA
   Ford South America

PARIS, FRANCE
   Peugeot, Citroen, and Renault

NEW ZEALAND
   Toyota Production Line
   Nissan Production Line

THAILAND
   Toyota Dealerships-direct


[CODE ALARM LOGO]

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, heretofore filed by the Company with the Securities and Exchange Commission (the "Commission") (File No. 0-16441) pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act"), are hereby incorporated by reference, except as superseded or modified herein:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

          2. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1995, June 30, 1995 and September 30, 1995.

          3. The Company's Current Report on Form 8-K filed with the Commission on July 22, 1995.

          4. The Company's First Amendment to its Current Report on Form 8-K/A#1 filed with the Commission on August 25, 1995.

          5. The Company's Second Amendment to its Current Report on Form 8-K/A#2 filed with the Commission on September 1, 1995.

     Each document filed subsequent to the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus. Any statement incorporated herein shall be deemed to have been modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE INFORMATION THAT HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS (NOT INCLUDING EXHIBITS TO THE INFORMATION THAT IS INCORPORATED BY REFERENCE UNLESS SUCH EXHIBITS ARE EXPRESSLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS PROSPECTUS INCORPORATES). REQUESTS SHOULD BE DIRECTED TO ROBERT V. WAGNER, VICE PRESIDENT OF FINANCE, CODE-ALARM, INC., 950 E. WHITCOMB, MADISON HEIGHTS, MICHIGAN 48071, TELEPHONE (810) 583-9620.
                            ------------------------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Company's Consolidated Financial Statements and Notes thereto, appearing elsewhere in or incorporated by reference into this Prospectus. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY


     The Company is a leading U.S.-based manufacturer of vehicle security systems and is recognized as a technology leader in remote control vehicle security systems, keyless entry systems and security sensor products. The Company categorizes sales of its vehicle security systems as pre-delivery and post-delivery sales. Pre-delivery sales are products sold in the original equipment manufacturer ("OEM") market, for installation before delivery of a new vehicle to the purchaser through factory installation by the automaker or as a dealer-installed option or through contract installers known as "expediters." Post-delivery sales are products sold for installation on a vehicle already owned by the customer, generally through retail specialty stores and mass merchandisers.



     The Company's products are marketed and sold in U.S. and Canada primarily to General Motors, Ford and Chrysler primarily through more than 9,000 automobile dealers pursuant to private label purchase agreements with these manufacturers; more than 1,200 independent retail specialty stores; automotive expediters; and mass merchandisers such as Sears and Best Buy. International companies to whom the Company sells its vehicle security products are Peugeot, Volkswagen-Audi Group France, Renault, Mitsubishi, Subaru, Toyota and Nissan as well as to independent retail specialty stores, expediters and mass merchandisers. In addition, the Company recently began supplying vehicle security systems to Ford of Venezuela and Ford-Mexico.



     The Company sells its vehicle security systems under several brand names including Code-Alarm(R), Chapman(R) and Anes(R), and sells its products as private label lines under automakers' brand names, including, for example, Mr. Goodwrench(TM) in the case of General Motors. The Company offers basic security systems and accessory products which a customer may use to tailor a security system to the customer's specific requirements. Products are actively promoted to dealers and retailers. The Company also provides support services to dealers, including technical and installation service.


     The Company's primary business objective is to expand as a leading designer, manufacturer and marketer of vehicle security systems, through further penetration of its existing customer base as well as the addition of new customers and by expanding its presence in the European market. Key elements of the Company's business strategy include: (i) focusing on its OEM customers through distribution to dealers, direct sales to manufacturers for factory floor installation and strategic alliances with other OEM suppliers; (ii) continuing its sales to independent retail specialty stores and mass merchandisers; (iii) expanding its European presence; (iv) enhancing its engineering capabilities; and (v) shortening its product development and introduction cycles while maintaining high quality standards.

     The Company is a Michigan corporation, its executive offices are located at 950 E. Whitcomb, Madison Heights, Michigan 48071 and its telephone number is
(810) 583-9620.

                                  THE OFFERING


Securities Offered.........  $10,000,000 ($11,500,000 if the Underwriters'
                             over-allotment option is exercised in full)
                             principal amount of     % Convertible Subordinated
                             Debentures due February 1, 2003 (the "Debentures").



Payments of Interest.......  Semi-annually on each August 1 and February 1, commencing August 1, 1996, with interest accruing from the date of issuance.

Conversion Rights..........  The Debentures are convertible into shares of the
                             Company's common stock, no par value (the "Common Stock") at any time prior to maturity, unless previously redeemed or repurchased, at a conversion
                             price of $          per share, subject to
                             adjustment in certain events as described herein. Accordingly, each $1,000 principal amount of
                             Debentures is convertible into        shares of
                             Common Stock, subject to adjustment, for an
                             aggregate of        shares, representing
                             approximately      % of the Common Stock on a fully
                             diluted basis. See "Description of
                             Debentures -- Conversion of Debentures" and
                             "Capitalization."


Optional Redemption........  Redeemable at the Company's option, at any time in whole or in part, at the redemption price set forth herein, plus accrued interest; provided, however, that prior to February 1, 1999, the Debentures may not be redeemed unless the closing sale price of the Common Stock equals or exceeds 140% of the then current conversion price for at least 20 trading days within 30 consecutive trading days ending not more than ten trading days prior to the date of the notice of redemption. See "Description of Debentures -- Optional Redemption."


Repurchase at Option of
  Holders upon Certain
  Events...................  Upon a Repurchase Event (as defined herein), the
                             Company is required to repurchase, at the option of the holders, any Debentures delivered to it for redemption at 101% of the principal amount thereof plus accrued interest. A Repurchase Event is generally defined to include: (i) certain acquisitions of the Company voting stock such that a person (other than a present holder of 5% or more of the Company's capital stock) owns more than 50% of the outstanding Company capital stock; (ii) a change in the composition of the Board of Directors such that there is a shift of a majority of its members; (iii) certain consolidations, mergers or sales of assets of the Company to a person (other than a present holder of 5% or more of Company capital stock) who, as a result, owns more than 50% of the outstanding Company capital stock; (iv) the acquisition by the Company of more than 30% of its outstanding shares of capital stock in any 12-month period; and (v) certain Company acquisitions and distributions in respect to its capital stock in excess of 30% of the values of such stock. See "Description of Debentures -- Repurchase Event."

Subordination..............  The Debentures will be subordinated to all existing and future Senior Indebtedness (as defined herein) of the Company. There is no limitation on the amount of Senior Indebtedness that may be incurred by the Company. See "Description of Debentures -- Subordination of Debentures."

Use of Proceeds............  The net proceeds from the sale of the securities will be used to reduce bank indebtedness, and for working capital and general corporate purposes. See "Use of Proceeds."

Common Stock Outstanding...  2,320,361 shares.

NASDAQ National Market
  Symbol...................  CODL.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
              (IN THOUSANDS, EXCEPT FOR PER SHARE AND RATIO DATA)


                                                                              NINE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                            ---------------------------      -------------------
                                             1992      1993      1994         1994        1995
                                            -------   -------   -------      -------     -------
INCOME STATEMENT DATA:
Net sales.................................. $45,685   $50,110   $73,508      $56,435     $54,825
Gross profit...............................  13,389    19,920    27,622       21,083      19,541
Income (loss) from operations..............  (3,655)    2,366     3,043        2,713       2,072
Litigation expense.........................      --        --     4,386           --       1,825
Net income (loss)..........................  (2,902)    1,536    (1,376)(1)    1,426        (735)(1)
Net income (loss) per common share......... $ (1.16)  $  0.63   $ (0.58)     $  0.60     $ (0.32)
Weighted average common shares
  outstanding..............................   2,495     2,445     2,376        2,392       2,320
Ratio of earnings to fixed charges(2)......      --      5.38x       --         4.57x         --
Ratio of earnings to fixed charges(3)......      --      5.38x     3.55x        4.57x       1.91x


                                                                           SEPTEMBER 30, 1995
                                                                        ------------------------
                                                                        ACTUAL    AS ADJUSTED(4)
                                                                        -------   --------------
BALANCE SHEET DATA:
Working capital.......................................................  $13,734      $ 14,284
Total assets..........................................................   42,471        43,471
Current portion of long-term debt.....................................    2,431         1,881
Long-term debt, net of current portion................................   10,085        11,635
Reserve for litigation(5).............................................    5,440         5,440
Shareholders' equity..................................................   10,482        10,482

---------------
(1) Includes patent infringement settlement costs in the amount of $4.4 million for the year ended December 31, 1994 and $1.8 million for the nine months ended September 30, 1995.

(2) The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose "earnings" consists of earnings before income taxes and "fixed charges," and "fixed charges" consists of interest on indebtedness and the portion of rental expense which is deemed to be representative of the interest component. For the years ended December 31, 1992 and December 31, 1994 and the nine months ended September 30, 1995, earnings were not sufficient to cover fixed charges by $4.1 million, $2.1 million and $0.8 million, respectively.

(3) Adjusted to reflect ratio of earnings to fixed charges excluding litigation expense.

(4) Adjusted to give effect to the sale of $10,000,000 principal amount of the Debentures and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

(5) See Note 9 of Notes to Consolidated Financial Statements.

                                  RISK FACTORS


     Prior to purchasing the Debentures offered hereby, prospective investors should carefully consider, together with the other information contained herein, each of the following risk factors which could, individually or in the aggregate, have a material adverse effect on the Company's business and financial condition, including working capital and results of operations.



     Litigation. The Company historically has been involved in a number of legal disputes, many of which have resulted in litigation, both as plaintiff and as defendant, including a number of proceedings currently pending. The Company's pending litigation matters consist of patent infringement claims (brought both by and against the Company), product warranty litigation and litigation involving acquisitions. Damages sought against the Company in these pending proceedings exceed in the aggregate the entire shareholders' equity of the Company, and an unfavorable result in one or more of these cases or in any proceeding which might arise in the future could adversely affect the value of the Debentures and could cause the holders of Debentures to lose their entire investment. The cost of legal proceedings and settlements of lawsuits involving the Company was a principal cause of the Company's lack of profitability in 1994 and has had a substantial negative impact on the Company's results of operations in 1995 to date. As of December 8, 1995, reserved for but yet unpaid judgments against the Company amounted to an aggregate of approximately $5.4 million. As security for this amount, the Company has posted a letter of credit totaling $5.9 million, including one year's estimated interest on the judgment. See "Legal Proceedings" and Note 9 of Notes to Consolidated Financial Statements.



     History of Net Losses. The Company incurred net losses in fiscal years 1992 and 1994 and the nine month period ended September 30, 1995 in the amounts of $2.9 million, $1.4 million and $0.7 million, respectively. The Company believes the net loss in fiscal year 1992 was principally due to a charge for doubtful accounts receivable, a write-off for certain obsolete and slow moving inventories and higher engineering and marketing expenditures associated with the launch of major new vehicle security product lines. The cost of legal proceedings and settlements of lawsuits involving the Company was a principal cause of the Company's net loss in 1994 and has had a substantial negative impact on the Company's profitability during the nine month period ended September 30, 1995. The Company expects to incur net losses for fiscal year 1995 primarily due to litigation costs, an increase of $1.8 million in the amount of the reserve for the adverse judgment entered against the Company in the case Code-Alarm v. Electromotive Technologies Corporation, the national work stoppage in France and lower than expected retail sales in North America. While the Company's objective is to reduce future litigation expenses and increase profitability in its international operations, no assurances can be given that the Company will be profitable in the future. See "Risk Factors -- Litigation," "Risk Factors -- International Operations," "Legal Proceedings" and Note 9 to Notes to Consolidated Financial Statements.



     International Operations. The Company began conducting operations in continental Europe in 1994 through its acquisition of Europe Auto Equipement, S.A. ("EAE"). Prior to that time, the Company's European activities were limited to ownership of a minority interest in Code-Alarm Europe, Ltd. ("Code-Alarm Europe") which distributed Company products in the United Kingdom. In connection with the acquisition of EAE, the Company acquired a 100% ownership interest in Code-Alarm Europe as of January 1, 1994. Its European operations expanded rapidly, with European net sales for 1994 reaching 23.8% of the Company's total 1994 net sales (28.7% of the Company's total 1994 net sales were attributable to international sales, excluding U.S. but including European sales), and the Company intends to continue expanding its international (primarily European) sales efforts and believes that such international sales will continue to represent a significant and increasing portion of its total sales. In addition to the other risks associated with its business (which apply both to the Company's domestic and international efforts), the Company's international operations, particularly its expansion into the European market, present a number of risks to the Company's future, including the following:


     - Prior to 1994, when it began conducting its European operations, the Company had virtually no experience manufacturing, assembling or marketing its products in any market outside of North America. Accordingly, it is subject to the normal risks associated with a new business endeavor, including operating losses, financial reporting, financial controls and financial forecasting.

     - The Company currently supplies automobile alarm systems to Peugeot, with sales in 1994 to Peugeot constituting 28.4% of the Company's European sales (and 23.6% and 6.8% of its international sales and total sales, respectively). Peugeot has recently advised the Company that it is in the process of consolidating its supplier base, and there is no assurance that Peugeot will continue to purchase automobile alarm systems from the Company. The loss of Peugeot sales could have a material adverse effect on the Company's business and financial condition, including working capital and results of operations.


     - The Company supplies its European customers with products manufactured in its U.S. plants. Most of the Company's European customers operate with low inventories or on a "just in time" basis; consequently, as product volumes increase, it will become increasingly difficult and costly to supply these customers from the Company's U.S. plants. See "Business."

     - In order to market its products in Europe, the Company must meet applicable government-imposed frequency requirements, as well as obtain insurance industry certifications and approvals of its products. While the Company has obtained such approvals in some countries, it has not obtained them in others. In the event these requirements change, there can be no assurance that the Company will be able to meet such requirements. There are also various other risks associated with such regulation. See "Risk Factors -- Regulation." The Company is also subject to certain risks associated with intellectual property rights. See "Risk
      Factors -- Intellectual Property."

     Suppliers. The Company's products include a number of high-technology components that are available from only a few suppliers and, in some cases, a single supplier. The Company frequently requires large volumes of such components. If the Company's suppliers are unable to fulfill the Company's needs for such components, the Company may be unable to fill customer orders and its business and financial condition, including working capital and results of operations, may be materially and adversely affected. Since part of the Company's strategy is to shorten product development and introduction cycles, occasions may arise in the future where the Company's ability to produce products may outpace its suppliers' ability to supply components. There can be no assurance that the Company can continue to obtain adequate supplies or obtain such supplies at their historical cost levels. The Company has no guaranteed supply arrangements with any of its sole or limited source suppliers, does not maintain an extensive inventory of components, and customarily purchases sole or limited source components pursuant to purchase orders placed in the ordinary course of business. Moreover, the Company's suppliers may, from time to time, experience production shortfalls or interruptions which could impair the supply of components to the Company. There can be no assurance that such shortages will not occur in the future and adversely affect the Company's business and financial condition, including working capital and results of operations. See "Business -- Suppliers."

     Competition. All markets in which the Company participates are highly competitive, and many current or prospective competitors, including several of the Company's OEM customers, are substantially larger and possess significantly greater financial, marketing and technical resources than the Company. An increase in factory-installed security systems purchased by automotive manufacturers or the introduction of other dealer-installed security systems and remote keyless entry systems by OEMs or existing and potential competitors could have a material adverse effect on the Company's business and financial condition, including working capital and results of operations. See
"Business -- Competition."


     Reliance on Major Customers; Cyclical Industries. The Company supplies its products to a number of automobile companies for installation both during the manufacturing process and by their respective dealers. Sales to General Motors Corporation, Ford Motor Company and Peugeot, S.A., including their retail dealers, accounted for 10.8%, 10.9% and 6.8%, respectively, of the Company's net sales for the year ended December 31, 1994. The Company receives payment from General Motors, Ford and Peugeot for goods and services purchased under blanket purchase orders covering these sales. The loss of any of these contracts could have a material adverse effect on the Company's business and financial condition, including working capital and results of operations. Peugeot recently advised the Company that it is in the process of consolidating its supplier base, and there is no assurance that Peugeot will continue to purchase automobile alarm systems from the Company. All of these contracts are terminable by the OEM companies at their discretion on short notice. The Company believes the majority of its products are installed in new automobiles within a few months of purchase. As a result, the Company's sales are highly dependent upon the level of new automobile sales. Reductions in the sales of new automobiles due to economic conditions, labor disturbances or other reasons could have a material adverse effect on the Company's business and financial condition, including working capital and results of operations. See "Business -- Customers."


     Negative Interest Coverage; Leverage; Subordination. The Company's "fixed charges" (which consist of interest on indebtedness and the portion of rental expense which is deemed to be representative of the interest component) have exceeded its earnings before income taxes and fixed charges by $0.9 million, $4.1 million, $2.1 million and $0.8 million in 1991, 1992, 1994 and the nine months ended September 30, 1995, respectively (there was no coverage deficiency in 1990 and 1993). As of September 30, 1995, as adjusted for the issuance of the Debentures and the application of the estimated net proceeds therefrom, the Company's total long-term debt and shareholders' equity would have been approximately $11.6 million (not including the $5.9 million letter of credit for a litigation appeal bond) and $10.5 million, respectively. The Company expects to incur, from time to time, additional borrowings or other obligations which would be Senior Indebtedness, as defined. The debt service requirements of any such additional indebtedness could make it more difficult for the Company to make principal and interest payments on the Debentures. The Company's ability to satisfy its obligations will be dependent upon its future performance, which is subject to prevailing economic conditions and financial, business and other factors, including factors beyond the Company's control. There can be no assurance that the Company's operating cash flow will be sufficient to meet its debt service requirements or to repay the Debentures at maturity or that the Company will be able to refinance the Debentures or other indebtedness at maturity. The current Senior Indebtedness is guaranteed by the Company's domestic subsidiaries and is secured by substantially all current and future assets of the Company, including the capital stock of the Company's subsidiaries. Any additional Senior Indebtedness is likely to require additional security. The Debentures will be subordinated to all current and future Senior Indebtedness of the Company. At December 8, 1995, Senior Indebtedness of the Company was approximately $16.2 million (including a $5.9 million letter of credit), and will be approximately $7.2 million after giving effect to the application of the net proceeds of this Offering. There are no restrictions in the Indenture on the incurrence of additional Senior Indebtedness. By reason of such subordination, in the event of any insolvency, receivership, liquidation or other reorganization of the Company, holders of Senior Indebtedness must be paid in full before the holders of the Debentures may be paid. Accordingly, there may be insufficient assets remaining after payment of prior claims to pay amounts due on the Debentures. See "Description of Debentures."



     Short Product Life Cycles; Research and Development. The market for the Company's products is characterized by frequent new product introductions and rapid product obsolescence. These factors typically result in short product life cycles. The Company must continually monitor industry trends and develop new technologies and features to incorporate into its products. Each new product cycle presents opportunities for current or prospective competitors of the Company to gain market share. Life cycles of individual products are typically characterized by steep declines in unit sales, pricing and margins toward the end of a product's life, the precise timing of which may be difficult to predict. As new products are planned and introduced, the Company attempts to monitor closely the inventory of older products and to phase out their manufacture in an orderly manner. Nevertheless, the Company could experience unexpected reductions in sales volume and prices of older generation products as customers anticipate new products. These reductions could give rise to charges for obsolete or excess inventory. To the extent that the Company is unsuccessful in managing product transitions, its business and financial condition, including working capital and results of operations, could be materially and adversely affected. The Company's expenditures for research and development during fiscal years 1993 and 1994 were $0.4 million and $0.6 million, respectively. Several of the Company's current and prospective competitors possess significantly greater financial and technical resources than the Company. An increase in research and development expenditures, or the introduction of new technologies which are not available to the Company in a cost effective manner, by these or other competitors could have a material adverse effect on the Company's business and financial condition, including working capital and results of operations. See "Business -- Business Strategy."


     Intellectual Property. Although the Company has sought to protect and believes it has protected its technologies and products by patent, copyright, trademark and trade secret laws to the extent that it believes necessary, the Company's intellectual property rights may be subject to infringement. There can be no assurance that the Company's measures to protect its proprietary rights will deter or prevent unauthorized use of the Company's technology. Furthermore, the laws of certain countries may not protect the Company's proprietary rights to the same extent as do the laws of the United States. The Company has applied for patents on certain inventions in Europe; however, none of these patents has yet been granted nor is there any assurance that patents will be granted in the future. In addition, the Company may, from time to time, become subject to legal claims asserting that the Company has violated intellectual property rights of third parties. In the event a third party were to sustain a valid claim against the Company and in the event any required license were not available on commercially reasonable terms, the Company's business and financial condition, including working capital and results of operations, could be materially and adversely affected. Litigation, which could result in substantial costs to and diversion of resources of the Company, may also be necessary to enforce intellectual property rights of the Company or to defend the Company against claimed infringement of the rights of others. The Company is currently engaged as a defendant in a number of patent infringement suits. The Company is also seeking damages and injunctive relief against a number of competitors for allegedly infringing its U.S. patents. See "Legal Proceedings." The Company's failure or inability to protect its existing intellectual property rights could have a material adverse effect on the Company's business and financial condition, including working capital and results of operations. See
"Business -- Trademarks and Patents."

     Regulation. The Federal Communications Commission ("FCC") regulates the assignment of frequencies for manufacture and sale of vehicle security remote systems and remote keyless entry systems in the U.S. The Company has received FCC authorization to manufacture and sell the devices it currently sells in the U.S. In Europe, similar government agencies regulate the assignment of frequencies; and the Company has generally been able to meet the applicable frequency requirements. However, because insurance industry accreditation of vehicle security systems is, in certain European countries, a prerequisite to an automobile owner's ability to obtain vehicle theft coverage, the Company's ability to market its products in such countries is dependent upon obtaining such insurance industry approvals and certificates. The Company has received French and Belgian insurance industry accreditation to manufacture and sell electronic security systems. To date, the Company has been unable to secure German insurance industry accreditation required to sell its products in Germany. The Company is currently selling its products in Spain where no insurance industry certifications are required. European insurance industry accreditation standards are subject to change without notice; and in 1994, significant changes in industry standards required the development and introduction of new products for 1995. The loss of such regulatory approvals and insurance industry accreditation or failure to obtain these in the future could have a material adverse effect on the Company's business and financial condition, including working capital and results of operations. See "Business -- Regulation."

     Concentration on One Product Line. The Company's concentration on the single product line of vehicle security systems increases its vulnerability to changes in automobile design, procurement practices of OEMs, product substitution, consumer preferences, insurance underwriting practices and the historical cyclicality of the motor vehicle market. As a result, a significant change in any of the foregoing factors could have a material adverse effect on the Company's business and financial condition, including working capital and results of operations.

     Dependence on Existing Management. Rand W. Mueller has been primarily responsible for the development of many of the Company's products and markets. The loss or interruption of the continued full-time services of Mr. Mueller could have a material adverse effect on the Company. The Company has entered into an employment agreement with Mr. Mueller which is effective through May 29, 1998, which shall be extended for additional consecutive twelve-month periods unless terminated by the Company upon 24 months prior written notice.


     Shares Eligible for Sale; Demand Registration Rights. As of December 13, 1995, the Company had 2,320,361 shares of Common Stock outstanding of which 730,887 shares, excluding vested options, were beneficially owned by executive officers and directors of the Company. Subsequent to the Company's acquisition of EAE and Code-Alarm Europe, the Company offered certain selling shareholders of EAE and Code-Alarm Europe one-time demand registration rights, at the Company's expense, exercisable upon 90 days' written notice to the Company at any time before December 31, 1996, for up to 90,000 shares of the Company's Common Stock held by them. The offers were made orally, and the Company believes that it is unclear whether or not they constitute enforceable obligations. If the offers are enforceable, up to 90,000 shares of Common Stock would be subject to such registration rights on the terms described above or as may otherwise be determined. To date, the Company has received no notice requesting such registration. Sales of substantial amounts of such shares held by directors or the EAE shareholders in the public market could adversely affect the market price of the Common Stock and the Company's ability to raise additional capital at a price favorable to the Company. See "Shares Eligible for Future Sale."

     Absence of Financial Covenants. The Indenture does not contain any financial performance covenants. Consequently, the Company is not required under the Indenture to meet any financial tests such as those that measure the Company's working capital, interest coverage, fixed charge coverage or net worth in order to maintain compliance with the terms of the Indenture. See "Description of Debentures."


     No Assurance of a Public Market. The Company does not intend to list the Debentures on the Nasdaq National Market or on a securities exchange. No assurance can be given that an active market for the Debentures will develop or, if developed, will continue. If no active market develops, it may be difficult for purchasers to resell their Debentures. The Underwriters have advised the Company that they intend to make a market for the Debentures although they are under no obligation to continue to do so and if such market making were to be discontinued, investors would encounter difficulty effecting purchase or sale transactions in the absence of alternative market makers.


                                COMPANY HISTORY


     The Company was founded as a Michigan corporation in 1979 under the name Fluidics Manufacturing Company and began operations in early 1980. In 1986, the Company changed its name to Code-Alarm, Inc. In October, 1987, the Company successfully completed its initial public offering of Common Stock. The Company has experienced growth through a combination of internal growth and acquisitions. The Company's subsidiaries include Tessco Group, Inc., Chapman Security Systems, Inc., Anes Security, Inc., Intercept Systems, Inc., Code-Alarm Europe and EAE.


     The Company's acquisitions have also resulted in its growing presence in Europe. On January 1, 1994, the Company acquired the interest of its joint venture partner in Code-Alarm Europe, which distributes vehicle security systems in the United Kingdom. On February 10, 1994, the Company acquired substantially all of the outstanding capital stock of EAE, a French company having its principal place of business near Paris, France. EAE markets and distributes vehicle security products in Europe, primarily in France.

     In addition to its vehicle security systems, the Company has a contract manufacturing operation which concentrates on cables, wire harnesses and printed circuit board operations and also manufactures and sells, on a limited basis, certain home security products. Neither contract manufacturing nor home security has historically been, or is expected to be, material to the Company.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Debentures offered hereby are estimated to be $9.0 million after deducting underwriting discounts and commissions and estimated offering expenses.


     The Company intends to use $9.0 million of the net proceeds to partially repay the outstanding indebtedness under its bank credit facility (which was approximately $16.2 million, including security for a $5.9 million letter of credit for a litigation appeal bond, at December 8, 1995). This indebtedness bears interest at the prime rate (8.75% at December 8, 1995), or at the Company's option, at the London Inter-Bank Offered Rate ("LIBOR") plus 1.5% to 2.5% for maturities ranging from one to six months (from 8.063% to 8.375% on December 8, 1995), and was incurred for working capital purposes. The amounts due under the bank credit facility mature on May 23, 1997.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the Nasdaq National Market under the symbol CODL. The following table sets forth for the period indicated the high and low sales prices for the Common Stock as last reported on the Nasdaq National
Market:


                                                                             HIGH     LOW
                                                                             ----     ---
    1993
    First Quarter..........................................................  $ 6      $ 4 1/2
    Second Quarter.........................................................    9  1/4   5
    Third Quarter..........................................................   13  3/4   7
    Fourth Quarter.........................................................   13  1/4  10 1/2
    1994
    First Quarter..........................................................  $12      $ 8 5/8
    Second Quarter.........................................................   11  7/8   8 3/8
    Third Quarter..........................................................   12  3/8   8 3/4
    Fourth Quarter.........................................................   11  5/8   8 1/2
    1995
    First Quarter..........................................................  $10  1/4 $ 7
    Second Quarter.........................................................    9  3/8   6 3/8
    Third Quarter..........................................................    7        6 1/2
    Fourth Quarter (through December 13, 1995).............................    7  1/4   7



On December 13, 1995, the last reported sale price of the Common Stock as reported on the Nasdaq National Market was $7.00 per share. As of December 13, 1995, there were approximately 313 shareholders of record of the Company's Common Stock.


                                DIVIDEND POLICY

     Historically, the Company has not paid any cash or other dividend. The Company does not expect to pay dividends in the foreseeable future but currently intends to retain any earnings to finance operations and future growth. Furthermore, the Company's bank credit facility agreement prohibits the payment of dividends.

                                 CAPITALIZATION

     The following table sets forth the unaudited capitalization of the Company at September 30, 1995 and as adjusted to give effect to the receipt by the Company of $9.0 million of net proceeds from the issuance and sale of the Debentures offered by the Company hereby and the proposed application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus.


                                                                            SEPTEMBER 30, 1995
                                                                           --------------------
                                                                                          AS
                                                                           ACTUAL      ADJUSTED
                                                                           -------     --------
                                                                              (IN THOUSANDS)
Short-term debt(1)(3):
  Current portion of long-term debt(1)...................................  $ 2,431     $  1,881
                                                                           =======     ========
Reserve for litigation...................................................  $ 5,440     $  5,440
                                                                           =======     ========
Long-term debt, less current maturities:
  Bank notes(1)(2)(3)....................................................  $10,085     $  1,635
    % Convertible Subordinated Debentures due 2003.......................       --       10,000
                                                                           -------     --------
          Total long-term debt...........................................  $10,085     $ 11,635
Shareholders' equity:
  Preferred stock, no par value; 1,000,000 shares authorized, none issued
     or outstanding......................................................       --           --
  Common stock, no par value; 5,000,000 shares authorized, 2,320,361
     shares issued and outstanding(4)....................................   12,210       12,210
  Accumulated deficit....................................................   (1,777)      (1,777)
  Foreign currency translation adjustment................................       49           49
                                                                           -------     --------
          Total shareholders' equity.....................................   10,482       10,482
                                                                           -------     --------
            Total capitalization.........................................  $20,567     $ 22,117
                                                                           =======     ========


---------------

(1) On May 23, 1995, the Company secured credit of $16.5 million from NBD Bank. On October 17, 1995, this credit arrangement was amended to temporarily provide an additional $750,000 under the revolving credit facility, available until February 29, 1996. The outstanding balance of this loan at December 8, 1995 was approximately $10.3 million (exclusive of the $5.9 million letter of credit for a litigation appeal bond) and is to be partially repaid with the net proceeds of this Offering. See "Use of Proceeds."

(2) The bank line of credit and the bank notes are secured by all of the Company's assets.
(3) See Note 4 of Notes to Consolidated Financial Statements.

(4) Excludes 261,775 shares issuable upon the exercise of options granted under
    the Company's stock option plans and           shares, subject to
    adjustment, issuable upon conversion of the Debentures.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The selected historical consolidated financial data for the fiscal years 1990 through 1994 are derived from the Company's audited consolidated financial statements. The selected consolidated income and balance sheet data as of September 30, 1995 and 1994 and for the nine months then ended, are derived from unaudited financial statements but, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, except for an additional adjustment for the patent infringement settlement of $1.8 million in 1995, necessary for a fair statement of the financial position and results of operations for such periods and as of such dates. The results of operations for the nine months ended September 30, 1995 are not necessarily indicative of the results to be expected for the full year. The Company did not pay any cash or other dividends in the periods presented below. The information below should be read in conjunction with the Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. The audited consolidated financial statements for 1990 and 1991, as well as the balance sheet for December 31, 1992, and the accountants' reports thereon, are not included herein.



                                                                                    NINE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                  -----------------------------------------------   -----------------
                                   1990      1991      1992      1993     1994(1)    1994     1995(1)
                                  -------   -------   -------   -------   -------   -------   -------
                                            (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)
INCOME STATEMENT DATA:
Net sales.......................  $44,521   $43,571   $45,685   $50,110   $73,508   $56,435   $54,825
Cost of sales...................   29,805    29,247    32,296    30,190    45,886    35,352    35,284
                                  -------   -------   -------   -------   -------   -------   -------
  Gross profit..................   14,716    14,324    13,389    19,920    27,622    21,083    19,541
Engineering.....................    1,149     1,069     1,617     1,688     2,696     1,892     2,317
Sales and marketing.............    7,379     8,187     9,791     9,346    13,955     9,984     8,845
General and administrative......    5,694     5,632     5,636     6,520     7,928     6,494     6,307
                                  -------   -------   -------   -------   -------   -------   -------
Total operating expenses........   14,222    14,888    17,044    17,554    24,579    18,370    17,469
Income (loss) from operations...      494      (564)   (3,655)    2,366     3,043     2,713     2,072
Litigation expense..............       --        --        --        --     4,386        --     1,825
Other income (expense)..........     (128)     (308)     (421)     (222)     (743)     (513)   (1,042)
                                  -------   -------   -------   -------   -------   -------   -------
Income (loss) before income
  taxes.........................      366      (872)   (4,076)    2,144    (2,086)    2,200      (795)
Income taxes (benefits).........      155      (250)   (1,174)      608      (710)      774       (60)
                                  -------   -------   -------   -------   -------   -------   -------
Net income (loss)...............  $   211   $  (622)  $(2,902)  $ 1,536   $(1,376)  $ 1,426   $  (735)
                                  =======   =======   =======   =======   =======   =======   =======
Net income (loss) per common
  share.........................  $  0.08   $ (0.24)  $ (1.16)  $  0.63   $ (0.58)  $  0.60   $ (0.32)
                                  =======   =======   =======   =======   =======   =======   =======
Weighted average number of
  common shares outstanding.....    2,586     2,553     2,495     2,445     2,376     2,392     2,320
Ratio of earnings to fixed
  charges(2)....................     1.75x       --        --      5.38x       --      4.57x       --
BALANCE SHEET DATA:
Working capital.................  $ 8,034   $11,626   $ 9,983   $ 8,164   $12,716   $11,023   $13,734
Total assets....................   25,265    25,439    25,136    24,134    37,821    34,954    42,471
Long-term obligations...........      151     4,483     5,417     3,867    13,240     6,960    15,525
Shareholders' equity............   16,670    15,439    12,512    13,280    11,216    14,583    10,482


---------------
(1) The results of operations includes patent infringement settlement costs in the amount of $4.4 million for the year ended December 31, 1994 and $1.82 million for the nine months ended September 30, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Legal Proceedings."


(2) The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose "earnings" consist of earnings before income taxes and "fixed charges," and "fixed charges" consist of interest on indebtedness and the portion of rental expense which is deemed to be representative of the interest component. For the years ended December 31, 1991, 1992, 1994 and the nine months ended September 30, 1995, earnings were not sufficient to cover fixed charges by $0.9 million, $4.1 million, $2.1 million and $0.8 million, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Since its founding in 1979, the Company has evolved into a leading U.S.-based manufacturer of vehicle security systems. Since 1990, the Company has realized substantial growth in net sales primarily as a result of internal growth and acquisitions. The Company's acquisition of Code-Alarm Europe and EAE in early 1994 has resulted in a significant and growing presence in Europe.

     The Company is involved in a patent infringement suit involving a shock sensing device. The damage portion of the trial was completed in January 1995 and at December 31, 1994, the Company recorded an accrual for damages of approximately $4.2 million. In June 1995, the Company received information from the United States District Court that the damages would total $6.0 million. Accordingly, the Company recorded an additional accrual for damages of $1.8 million in 1995.

     The following table sets forth, for the periods indicated, earnings data as a percentage of net sales of the Company:

                                                                                     NINE MONTHS
                                                                                        ENDED
                                               YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                       ----------------------------------------     -------------
                                       1990     1991     1992     1993     1994     1994     1995
                                       ----     ----     ----     ----     ----     ----     ----
Net sales............................  100.0%   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%
Costs of sales.......................   66.9%    67.1%    70.7%    60.2%    62.4%    62.6%    64.4%
                                       -----    -----    -----    -----    -----    -----    -----
Gross profit.........................   33.1%    32.9%    29.3%    39.8%    37.6%    37.4%    35.6%
Engineering..........................    2.6      2.5      3.5      3.4      3.7      3.4      4.2
Sales and marketing..................   16.6     18.8     21.4     18.7     19.0     17.7     16.1
General and administration...........   12.8     12.9     12.3     13.0     10.8     11.5     11.5
                                       -----    -----    -----    -----    -----    -----    -----
Total operating expenses.............   31.9     34.2     37.3     35.0     33.4     32.6     31.9
                                       -----    -----    -----    -----    -----    -----    -----
Income (loss) from operations........    1.1     (1.3)    (8.0)     4.7      4.1      4.8      3.8
Litigation expense...................     --       --       --       --      6.0       --      3.3
Other income (expense)...............   (0.3)    (0.7)    (0.9)    (0.4)    (1.0)    (0.9)    (1.9)
                                       -----    -----    -----    -----    -----    -----    -----
Income (loss) before income taxes....    0.8     (2.0)    (8.9)     4.3     (2.8)     3.9     (1.5)
Income taxes (benefits)..............    0.3     (0.6)    (2.6)     1.2     (1.0)     1.4     (0.1)
                                       -----    -----    -----    -----    -----    -----    -----
Net income (loss)....................    0.5     (1.4)    (6.4)     3.1     (1.9)     2.5     (1.3)
                                       =====    =====    =====    =====    =====    =====    =====

  Nine Months Ended September 30, 1995 Compared to Nine Months Ended September 30, 1994

     The Company's consolidated net sales increased $93,000, or less than 1.0%, for the quarter ended September 30, 1995 as compared to the quarter ended September 30, 1994. For the nine months ended September 30, 1995, consolidated net sales decreased $1.6 million, or 2.8%, to $54.8 million as compared to $56.4 million for the nine months ended September 30, 1994. The decrease is attributable to a decline of $1.6 million, or 7.9%, in the quarter ended June 30, 1995. The nine month results were primarily due to a decrease in sales to mass merchandisers and independent dealers in the quarter ended June 30, 1995 and were partially offset by increases in OEM and expediter sales in the quarter ended September 30, 1995. The Company expects sales in the quarter ended December 31, 1995 to be slightly below sales for the comparable period in 1994, with higher OEM sales in Europe being offset by a decrease in domestic OEM and independent dealer sales.

     The Company's consolidated gross profit increased $102,000, or 1.5%, for the quarter ended September 30, 1995, as compared to the quarter ended September 30, 1994. For the nine months ended September 30, 1995, consolidated gross profit decreased $1.5 million, or 7.3%, to $19.5 million as compared to $21.0 million for the nine months ended September 30, 1994. As a percentage of consolidated sales, gross profit decreased to 35.6% in the nine months ended September 30, 1995 from 37.4% in the comparable period of 1994. The decrease was due to the Company's emphasis on OEM sales in both Europe and the United States primarily due to start up manufacturing problems with the Company's European products production in the United States in the first two quarters of 1995. The OEM sales have lower profit margins, but are generally characterized by lower selling costs, than retail sales. The Company expects continued lower gross profit margin in the remainder of 1995 due to continued emphasis on OEM sales.

     Consolidated operating expenses increased $145,000, or 2.5%, for the quarter ended September 30, 1995 as compared to the quarter ended September 30, 1994. For the nine months ended September 30, 1995, consolidated operating expenses decreased $901,000, or 4.9%, to $17.5 million as compared to $18.4 million for the nine months ended September 30, 1994. The decrease in consolidated operating expense was attributable to decreased sales and marketing expenses, partially offset by increases in engineering and product development costs. The Company expects to sustain decreases in marketing and administration expenses as a result of continued emphasis on OEM sales, but expects engineering and product development costs to level off for the remainder of the year.

     As a result of the foregoing, the Company earned consolidated income from operations of $996,000 in the quarter ended September 30, 1995 compared to $1.0 million in the quarter ended September 30, 1994. Consolidated income from operations declined $641,000, or 23.6%, for the nine months ended September 30, 1995, to $2.1 million as compared to $2.7 million for the nine months ended September 30, 1994.

     Interest expense increased $531,000 in the nine months ended September 30, 1995, or 124.9%, to $956,000 as compared to $425,000 for the nine months ended September 30, 1994. Increases are attributable to higher interest rates and increased indebtedness associated with European Operations.


     Other expenses for the nine months ended September 30, 1995 increased by $1.8 million, to $1.9 million as compared to $88,000 for the nine months ended September 30, 1994. The increase was attributable to the accrual in the first half of the year of an additional $1.8 million for damages, including interest and costs, related to a patent infringement judgment on in the case of Code-Alarm v. Electromotive Technologies Corporation.


     The Company had an effective domestic income tax rate of 34% on current operating income. Income taxes on foreign operations were approximately 33%. In the third quarter of 1995, the Company charged off state and foreign tax refunds determined to be uncollectable in the amount of $210,000.

     As a result of the foregoing, the Company earned consolidated net income of $430,000 in the quarter ended September 30, 1995 compared to $467,000 in the quarter ended September 30, 1994. The Company recorded a net loss of $735,000, or $0.32 per share, for the nine months ended September 30, 1995, compared to net earnings of $1.4 million, or $.60 per share, for the nine months ended September 30, 1994.

  Year Ended December 31, 1994 Compared to Year Ended December 31, 1993


     The Company's consolidated net sales for 1994 increased $23.4 million, or 46.7%, to $73.5 million as compared to $50.1 million in 1993. Excluding the effect of acquisitions (EAE and the remaining interest in Code-Alarm Europe), consolidated net sales increased $5.9 million, or 11.8%, in 1994. The non-acquisition related sales increases resulted primarily from increases in expediters, retail and General Motors/Ford sales volumes.



     The Company's consolidated gross profit for 1994 increased $7.7 million, or 38.7%, to $27.6 million as compared to $19.9 million in 1993. Excluding the effect of acquisitions, consolidated gross profit for 1994 increased $1.4 million, or 7.0%. As a percentage of consolidated sales, gross profit decreased to 37.6% in 1994 from 39.8% in 1993. Such decreases were primarily due to launch costs associated with the introduction of the Euro Alarm in the fourth quarter of 1994.


     Consolidated operating expenses for 1994 increased $7.0 million, or 39.8%, to $24.6 million as compared to $17.6 million in 1993. Excluding the effect of acquisitions, consolidated operating expenses for 1994 increased $1.1 million, or 6.3%. Increases in consolidated operating expenses are attributable to acquisitions as well as other sales, marketing and product development efforts.

     As a result of the foregoing, consolidated income from operations for 1994 increased $677,000, or 28.6%, to $3.1 million as compared to $2.4 million for 1993. The increase was due to the acquisition of EAE and increased volume through General Motors and Ford.


     Interest expense for 1994 increased $366,000, or 131.6%, to $645,000 as compared to $279,000 for 1993. The increase was due to increased interest rates, the acquisition of EAE and debt incurred in connection with the following items:
(i) financing sales increases, (ii) the acquisition of an important patent and
(iii) the Company's decision to repurchase stock held by two former directors at below market prices as of the date of repurchase.



     Other income (expense) for 1994 increased $4.9 million, or 2,207.2%, to an expense of $5.1 million as compared to an expense of $0.2 million for 1993. The increase was primarily due to $4.4 million of estimated costs associated with a judgment to be entered against the Company in the patent infringement lawsuit, Code-Alarm v. Electromotive Technologies Corporation. The amount recorded included the Company's estimate at that time of damages, interest and legal fees to be awarded the Plaintiff, as well as expenses that the Company had already incurred, and estimated expenses that might be incurred in an appeal of the judgment.


     The Company's effective income tax rate for the year ended 1994 was 34.0%.

     As a result of the foregoing, the Company incurred a consolidated net loss of $1.4 million, or $0.58 per share, for the year ended December 31, 1994, compared to a net profit of $1.5 million, or $0.63 per share, for the year ended December 31, 1993. Excluding non-recurring expenses related to litigation, the Company earned a profit of $1.5 million or $0.64 per share for the year ended December 31, 1994.

  Year Ended December 31, 1993 Compared to Year Ended December 31, 1992

     The Company's consolidated net sales for 1993 increased $4.4 million, or 9.7% to $50.1 million as compared to $45.7 million in 1992. This increase was primarily due to increases in sales of private label vehicle security products to General Motors, Ford and Chrysler dealerships. Sales figures were also affected by a price increase on vehicle security products in the first quarter of 1993.

     The Company's consolidated gross profit for 1993 increased $6.5 million, or 48.8%, to $19.9 million as compared to $13.4 million in 1992. Such increases were primarily due to cost efficiencies related to increases in volume in the vehicle security product sales area.

     Consolidated operating expenses for 1993 increased $510,000, or 3.0%, to $17.5 million as compared to $17.0 million in 1992. The relatively small amount of operating expense increase resulted from the Company completing its efforts to consolidate its operations by eliminating separate business units and closing operations of the facility located at 32380 Edward, Madison Heights, Michigan. Such measures helped to reduce operating expenses during the year by eliminating duplicate administrative functions. Also in 1993, the Company implemented several measures to reduce overall operating costs, including cost savings policies on travel and entertainment costs and sales and marketing projects. These savings were partially offset by increased costs associated with litigation expenses. Higher than normal litigation expenses are expected to continue until cases currently in litigation are completed.


     As a result of the foregoing, consolidated income from operations for 1993 increased $6.0 million, or 166.7%, to $2.4 million as compared to a loss from operations of $3.6 million for 1992.



     Interest expense for 1993 decreased $147,000, or 34.5%, to $279,000 as compared to $426,000 for 1992. Increased cash flow from operations, primarily due to profits, contributed to a reduction of borrowing during 1993.



     The Company's effective income tax rate for the year ended 1993 was approximately 28.0%. That effective income tax rate differed from the statutory rate of 34.0% principally as a result of the utilization of an operating loss carry-forward of approximately $479,000.

     As a result of the foregoing factors, the Company reported consolidated net income for the year ended December 31, 1993 of $1.5 million, or $0.63 per share, as compared to a net loss of $2.9 million, or $1.16 per share, for 1992.

EFFECT OF INFLATION

     The Company does not believe that inflation has had a material impact on its operations over the past three years.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain unaudited quarterly financial information for the past eight quarters (in thousands except for per share data and as a percentage of net sales):


                                                                      QUARTER ENDED
                        ---------------------------------------------------------------------------------------------------------
                        DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                            1993         1994        1994         1994            1994         1995        1995         1995
                        ------------   ---------   --------   -------------   ------------   ---------   --------   -------------
Net sales..............   $ 12,577      $17,238    $ 20,534      $18,663        $ 17,073      $17,159    $ 18,910      $18,756
Gross profit...........      5,258        6,639       7,627        6,816           6,540        5,941       6,682        6,918
Operating income.......        702          715         958        1,039             331           92         985          996
Net income (loss)......        439          439         520          467          (2,802)      (1,070)        (95)         430
Net income (loss) per
  share................       0.18         0.18        0.22         0.20           (1.18)       (0.46)      (0.04)        0.19
Net sales..............      100.0%       100.0%      100.0%       100.0%          100.0%       100.0%      100.0%       100.0%
Gross profit...........       41.8         38.5        37.1         36.5            38.3         34.6        35.3         36.9
Operating income.......        5.6          4.2         4.7          5.6             1.9          0.5         5.2          5.3
Net income (loss)......        3.5          2.6         2.5          2.5           (16.4)        (6.2)       (0.5)         2.3


     Quarterly earnings per share calculations for the periods indicated are based on the weighted average number of shares outstanding for the quarter then ended. Annual earnings per share calculations are based on weighted average number of shares outstanding for the twelve month period then ended. Due to fluctuations in the weighted average number of shares outstanding, the sum of the earnings per share calculations for each quarter will not necessarily equal the calculated earnings per share for the twelve month period.

LIQUIDITY AND CAPITAL RESOURCES


     The Company's consolidated working capital was $13.7 million at September 30, 1995 compared to $12.7 million at December 31, 1994, $8.2 million at December 31, 1993 and $10.0 million at December 31, 1992. The current ratio (current assets divided by current liabilities) as of September 30, 1995 is 1.83 to 1, compared to 1.95 to 1 at December 31, 1994, 2.2 to 1 at December 31, 1993 and 2.4 to 1 at December 31, 1992.



     Net cash used in operating activities for the year ended December 31, 1994 and the nine months ended September 30, 1995 was $0.9 million and $0.4 million, respectively, as compared to net cash provided by operations for the years ended December 31, 1993 and 1992 of $3.8 million and $1.1 million, respectively. The decrease in cash from prior years has been primarily due to increases in accounts receivable and inventories of $3.8 million for the nine months ended September 30, 1995 and $3.9 million for the year ended December 31, 1994. These increases are partially offset by an increase of $1.6 million in accounts payable for the nine months ended September 30, 1995 and increases in the reserve for litigation of $1.7 million for the nine months ended September 30, 1995 and $3.7 million for the year ended December 31, 1994.



     During the first nine months of 1995, the Company concluded a credit agreement with NBD Bank. Under the terms of this agreement, the Company has secured a $13.8 million revolving credit facility, $1.3 million in secured notes and $2.2 million in unsecured notes. The Company has used these facilities for operating capital and to provide financing for an appeal bond in the amount of $5.9 million for the patent infringement litigation. The Company's current $13.0 million revolving credit agreement terminates May 23, 1997. On October 17, 1995, the credit agreement was amended to temporarily provide an additional $0.8 million under the revolving credit facility, available until February 29, 1996. This indebtedness bears interest at the prime rate (8.75% at December 8, 1995), or at the Company's option, at the LIBOR plus 1.5% to 2.5% for maturities ranging from one to six months (from 8.063% to 8.375% on December 8, 1995). The credit facility is collateralized by substantially all of the assets of the Company and its domestic subsidiaries and the accounts receivable of its domestic and foreign subsidiaries. Furthermore, the Company's obligations under the credit facility have been guaranteed by all of its domestic subsidiaries and are subject to certain covenants including those listed above. The Company's existing bank credit facility contains covenants which require the Company and its subsidiaries to maintain a minimum working capital level, a specified current ratio, a minimum tangible net worth, a minimum ratio of total liabilities to tangible net worth, a specified fixed charges coverage ratio and limitations on indebtedness. The Company intends to utilize $9.0 million of the proceeds of the sale of the Debentures to reduce its borrowings under the bank credit facility, and does not expect to be in violation of the facility's covenants.



     As of December 8, 1995, $0.8 million of the $13.8 million revolving credit facility was unused and available. Under this revolving line of credit, $5.0 million was borrowed under the LIBOR option available to the Company at interest rates from 8.063% to 8.375%.



     The Company historically has been involved in a number of legal disputes, many of which have resulted in litigation, both as plaintiff and as defendant, including a number of proceedings currently pending. The cost of legal proceedings and settlements of lawsuits involving the Company has been a principal cause of the Company's lack of profitability in 1994 and has had a substantial negative impact on the Company's results of operations in 1995 to date. Litigation is subject to many uncertainties, including the possibility of adverse settlements or judgments against the Company in pending or future litigation. Damages sought against the Company in pending proceedings exceed in the aggregate the entire shareholders' equity of the Company, and an unfavorable result in one or more of these cases or in any proceeding which might arise in the future could adversely affect the value of the Debentures and could cause the holders of Debentures to lose their entire investment. See "Risk Factors -- Litigation" and "Legal Proceedings."



     The Company believes that the proceeds of this Offering, as well as internally generated funds, together with available credit facilities, are sufficient to meet expected levels of business activity and working capital needs of the Company for the foreseeable future.



STOCK REPURCHASE



     The Company has repurchased and retired its common stock held by certain former directors in conjunction with their resignation from the Board of Directors. During the year ended December 31, 1993, the Company purchased and retired 20,000 shares for $140,000. During the year ended December 31, 1994, the Company purchased and retired 47,904 shares for $503,000 and 119,180 shares for $1,058,000. All purchases were made below the closing market price on the date of the purchase.


                   CHANGES IN COMPANY'S CERTIFYING ACCOUNTANT

     Effective July 24, 1995 the Board of Directors of the Company, based on the recommendation of the Audit Committee, appointed Deloitte & Touche LLP as the independent accountants of the Company. Deloitte & Touche LLP replaced Coopers & Lybrand L.L.P. (dismissed July 19, 1995) the Company's previous independent accountants. The reports of Coopers & Lybrand L.L.P. on the financial statements of the Company during the past two years was unqualified. During the Company's two most recent fiscal years and the subsequent interim period from the date of the last audited financial statement through July 19, 1995, there were no disagreements with Coopers & Lybrand L.L.P. on any matter of accounting principles or practices, financial statement disclosure, audit scope or procedures.

                                    BUSINESS


     The Company is a leading designer, manufacturer and marketer of vehicle security systems including alarm and remote keyless entry systems. During the fiscal year ended December 31, 1994 and the subsequent interim period, the Company's principal business was the manufacture and sale of vehicle security systems and a limited number of home security systems. The Company's products are marketed and sold through automobile dealerships, independent retail specialty stores, automotive expediters and mass merchandisers. The Company believes that it has growth opportunities as a niche supplier to U.S. and international OEM markets and to its existing customer base.


MARKET DESCRIPTION AND INDUSTRY OVERVIEW

     Theft of vehicles and vehicle contents is a widespread problem in the U.S. and most European countries. According to industry sources, in the United States, the theft of vehicles and vehicle contents, including repair and replacement costs, recovery costs, loss of productivity, etc., resulted in losses of approximately $7.5 billion in 1994 and the car theft rate in Germany, France and other affluent Western European countries was 13 per 1,000 vehicles, compared to 8 per 1,000 in the United States.

     Traditionally, vehicle security systems have been sold mainly in the aftermarket. However, automakers are beginning to offer vehicle security systems as installed options, either at the factory or at the dealership. Although most anti-theft devices are not offered as standard equipment on vehicles, the Company believes that the general trend is toward vehicle security systems that are either OEM-approved or installed on the assembly line.

     The Company also believes that demand by European consumers for anti-theft devices is stimulated by rising insurance premiums and incentives offered by some European insurance companies for using vehicle security systems. These incentives are typically in the form of lower premiums for suitably equipped cars and lower claim payouts for those that are not. In certain European countries, automobiles above a specific monetary value cannot be insured against theft without an approved anti-theft system installed.

     The Company believes that the foregoing factors will continue to increase both domestic and European demand for vehicle security systems and that it is in the process of effectively positioning itself to take advantage of these growing global markets for vehicle security systems.

BUSINESS STRATEGY

     Key elements of the Company's business strategy include the following:

     - Focus Sales Efforts to OEM customers.

     The Company intends to focus its sales and marketing efforts toward the OEM market primarily through the following:

          Auto Brand Distribution to Dealers -- The Company presently markets its products to more than 9,000 automobile dealers in North America pursuant to private label purchase agreements with General Motors, Ford and Chrysler under the automakers' brand names including Mr. Goodwrench(TM), Ford Remote Systems(TM) and Mopar(TM), respectively, and it believes that additional growth opportunities are available through such dealers. The Company expects to pursue these opportunities by continuing to promote its sales to dealers through personal calls on dealers by the Company's sales staff, dealer education programs, seminars, product literature and manuals and on-site promotional items such as signs. To support such sales efforts, the Company intends to continue to offer technical support service and toll-free telephone lines to answer questions and help with problems.

          Direct Sales to Manufacturers for Factory Floor Installation -- The Company believes that there is potential for expanding its sales to OEMs for such items as remote keyless entry systems, basic alarm systems and sensors. In light of increased consumer demand for systems offered in top-of-the-line models, OEMs are increasingly offering such systems. It is the Company's intent to capture a larger share of this market, which is currently supplied by more traditional OEM electronic suppliers such as TRW, Motorola and United Technologies. The Company's efforts in this regard currently consist of direct sales calls to automobile manufacturers by the Company's sales personnel and independent manufacturers representatives, and are focused on obtaining long-term supply contracts.

          Strategic Alliances -- The Company is exploring opportunities to enter into strategic relationships with other suppliers to deliver to the OEMs a product which incorporates the Company's systems or technologies. For example, the Company has recently entered into development projects with both Lear Seating Corp. and Gentex Corp. to supply parts to these two manufacturers for use in their end products sold to OEMs. The Company believes that the multiplexing systems (which consist of a sophisticated computer processor located in the vehicle, connected to various electrical systems of the vehicle by a single wire, which allows simultaneous communication between multiple vehicle systems) now being employed by automakers offer a particular opportunity for such strategic alliances. See "Business Strategy-Enhanced Engineering Capability" and "Engineering, Research and Development."

     - Continue Sales to Post-Delivery Market

     Historically, the Company has successfully marketed to independent retailers and mass merchandisers. Currently, the Company sells to more than 1,200 independent retail specialty stores; automotive expediters; and mass merchandisers. The Company intends to continue its focus on this market.

     - Expand European Presence

     The Company believes that it has significant growth opportunities both in the OEM and retail markets in Europe. Recognizing this, the Company acquired EAE as of January 1, 1994. The Company is currently concentrating its European sales efforts in France. Further expansion into other European markets is complicated by certain factors such as government approvals and insurance industry accreditation required to sell its products. In certain European countries, insurance industry certification of a vehicle security system is a prerequisite to obtaining theft insurance for most motor vehicles. The Company has received French and Belgian insurance industry accreditation for its electronic security systems, but to date has been unable to secure German insurance industry accreditation required to sell its products in Germany. European insurance industry standards are subject to change without notice; and, in 1994, significant changes in industry standards required the development and introduction of new products for 1995. The Company is currently seeking accreditation in several major European countries in an effort to take advantage of the growing market for vehicle security systems.

     - Enhance Engineering Capability

     In order to stay competitive and deliver high quality, consumer-friendly vehicle security systems, the Company plans to continue to enhance its engineering and product testing capabilities. The Company believes that multiplexing systems planned for some top-of-the-line automobiles will allow more efficient access to a larger number of vehicle operations than present conventional wire harness electrical systems, and that the presence of these multiplexing systems will present potential growth opportunities for the Company over the next decade. The Company believes that it is favorably positioned to increase its business opportunities for interfacing with multiplexing systems because of the Company's reputation for technical innovation, quality, reliability and competitive pricing. See "Engineering, Research and Development."

     - Shorten Product Development and Introduction Cycles

     The Company believes that short product development cycles are essential to its success. Such cycles enable the Company to capitalize upon the higher margins that are associated with the introduction of new products and positions the Company to establish itself as a leader in its existing as well as its new markets. The Company's efforts in this area include simultaneous engineering which utilizes product teams from the engineering and manufacturing divisions of the Company whose function is to streamline product development and introduction cycles.

PRODUCTS

     The Company's vehicle security systems utilize low power radio frequency technology and are operated by remote micro-transmitters. Frequencies and the manufacture of transmitters and receivers used in the Company's remote systems are different in European countries than in the U.S. and are regulated separately in each country in which the Company does business.

     The Company's vehicle security systems fall into two broad categories: alarm systems and remote keyless entry systems.

     Alarm Systems -- In general, the Company's alarm systems contain two major components: an immobilizer circuit and a siren. The immobilizer circuit prevents the automobile from being started unless the alarm system has been turned off. Each system automatically resets itself after the siren has been sounded for a predetermined period. Many of these systems allow the operator to choose between manually setting the alarm upon leaving the vehicle and having the alarm automatically set one minute after the keys are removed from the ignition switch. Various other components, such as hood locks and intrusion sensors, can generally be added to the alarm system.

     Historically, most of the Company's sales have consisted of remote alarm systems, with a basic unit consisting of a remote micro-transmitter, which can be attached to the operator's keychain, and a control unit, which is located inside the automobile. The remote micro-transmitter is used to turn the alarm system on and off. This basic unit is typically sold as part of a system which is configured in various ways based upon the customer preferences and distribution channels.

     In addition to remote alarm systems, the Company also produces digital and passive alarm systems which offer a lower level of protection. Digital systems, unlike remote systems, do not offer a way to turn the alarm system on and off from outside the vehicle. Instead, upon entering the vehicle, the operator has a fixed period of time to turn off the alarm system by entering the proper numerical sequence on a keypad. Passive alarm systems are much like digital systems, except that the operator only needs to insert the key in the ignition switch of the automobile to turn off the alarm.

     Remote Keyless Entry Systems -- The Company's remote keyless entry system enables the operator to use the remote micro-transmitter to lock and unlock the doors or open the trunk from outside the vehicle without having to use keys, to turn on the interior light to see if anyone is waiting inside the vehicle and to set off the siren in the event of a personal emergency.


     The Company's vehicle security systems, most of which are now remote systems, include Code-Alarm(R), Chapman(R) and Anes(R) brands in the U.S. and Dragon, Jack-Code, Codalarme(R) and Euro-Alarm in Europe.



     The Company's products are sold into two categories: pre-delivery and post-delivery. Pre-delivery includes those products sold in the OEM market for vehicle installation before delivery of a new vehicle to the purchaser through installation by the automaker or as a dealer-installed option or by an automotive expediter.

Post-delivery includes those products which are installed on a vehicle already owned by the customer, generally through retail specialty stores and mass merchandisers.


                                                                                           NINE MONTHS ENDED
                                       FOR THE YEAR ENDED DECEMBER 31,              -------------------------------
                              -------------------------------------------------
                                                                                    SEPTEMBER 30,     SEPTEMBER 30,
                                  1992              1993              1994              1994              1995
                              -------------     -------------     -------------     -------------     -------------
                                NET               NET               NET               NET               NET
                               SALES    PCT.     SALES    PCT.     SALES    PCT.     SALES    PCT.     SALES    PCT.
                              -------   ---     -------   ---     -------   ---     -------   ---     -------   ---
                                                   (IN THOUSANDS, EXCEPT FOR PERCENTAGE DATA)
U.S.
  Pre-delivery(1)...........  $19,049    42%    $23,391    47%    $27,367    37%    $20,735    37%    $22,926    42%
  Post-delivery(2)..........   16,190    35      20,210    40      23,832    32      18,138    32      13,063    24
Europe(3)
  Pre-delivery..............       --    --          --    --       8,031    11       6,877    12       5,909    11
  Post-delivery.............       --    --          --    --       9,430    13       6,872    12       9,767    18
Other(4)....................   10,446    23       6,509    13       4,848     7       3,813     7       3,160     5
                              -------   ---     -------   ---     -------   ---     -------   ---     -------   ---
         Total..............  $45,685   100%    $50,110   100%    $73,508   100%    $56,435   100%    $54,825   100%
                              ========  ====    ========  ====    ========  ====    ========  ====    ========  ====

---------------
(1) Pre-delivery includes sales to OEMs and expediters.

(2) Post-delivery includes all other vehicle security system sales.

(3) The Company acquired EAE and Code-Alarm Europe on January 1, 1994.

(4) Includes contract manufacturing, home security systems and discontinued operations, including mechanical security devices.

CUSTOMERS

     The Company's primary OEM customers consist of Ford, General Motors, Peugeot, Volkswagen-Audi Group France, Chrysler, Subaru and Renault. Historical sales by the Company to these customer groups and to other OEMs and expediters are set forth below.

                                                                                                NINE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                    -------------------------------------
                          ---------------------------------------------------------
                                                                                        SEPTEMBER 30,       SEPTEMBER 30,
                                1992                1993                1994                1994                1995
                          -----------------   -----------------   -----------------   -----------------   -----------------
                                     AS A                AS A                AS A                AS A                AS A
                                    PERCENT             PERCENT             PERCENT             PERCENT             PERCENT
                                      OF                  OF                  OF                  OF                  OF
                            NET      TOTAL      NET      TOTAL      NET      TOTAL      NET      TOTAL      NET      TOTAL
                            OEM     NET OEM     OEM     NET OEM     OEM     NET OEM     OEM     NET OEM     OEM     NET OEM
                           SALES     SALES     SALES     SALES     SALES     SALES     SALES     SALES     SALES     SALES
                          -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
                                                     (IN THOUSANDS, EXCEPT FOR PERCENTAGE DATA)
Ford....................  $ 7,121      37%    $ 7,853      34%    $ 8,010      23%    $ 5,800      21%    $ 6,471      22%
General Motors..........    6,705      35       7,809      33       7,964      22       6,127      22       6,761      23
Peugeot.................       --      --          --      --       5,207      15       4,438      16       5,045      18
Volkswagen..............       --      --          --      --       3,277       9       2,851      10         896       3
Chrysler................    1,315       7       2,029       9       2,057       6       1,514       6       2,359       8
Subaru..................       --      --          --      --          --      --          --      --         443       2
Renault.................       --      --          --      --          --      --          --      --         279       1
Other OEMs..............    3,908      21       5,700      24       8,883      25       6,882      25       6,581      23
                          -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
        Total OEM
          Sales.........  $19,049     100%    $23,391     100%    $35,398     100%    $27,612     100%    $28,835     100%
                          =======   ========  =======   ========  =======   ========  =======   ========  =======   ========


     With the exception of sales to dealers of General Motors and Ford, no single customer accounted for more than 10% of the Company's total net sales during the year ended December 31, 1994. Sales to Ford, General Motors and Peugeot accounted for 10.9%, 10.8% and 6.8%, respectively, of the Company's total net sales for the year ended December 31, 1994. Pursuant to its agreements with General Motors and Ford, the Company's direct sales personnel and independent manufacturer's representatives engaged by the Company call on, and solicit orders directly from, General Motors and Ford dealers. The Company views individual dealers as its customers.


     The Company historically has placed and expects to continue to place a strong emphasis on its retail customers. The Company believes that accelerated growth in the OEM market for vehicle security systems offers the Company an opportunity to increase future sales and, therefore, its expansion into the OEM market, as well as its continued presence in the retail market, is important to the Company's future success. The increase in pre-delivery installation could have a detrimental effect on the retail market.

     The following table shows the percentage of the Company's total net sales attributable to the OEM and retail market in both Europe and North America for the periods set forth below. This table does not include all other sales for the periods set forth below, which include contract manufacturing, home security systems and discontinued operations and sales to countries outside of North America and Europe:

                                                                                     NINE MONTHS ENDED
                                       YEAR ENDED DECEMBER 31,                -------------------------------
                           ------------------------------------------------
                                                                              SEPTEMBER 30,    SEPTEMBER 30,
                                1992             1993             1994             1994             1995
                           --------------   --------------   --------------   --------------   --------------
                           OEM     RETAIL   OEM     RETAIL   OEM     RETAIL   OEM     RETAIL   OEM     RETAIL
                           ----    ------   ----    ------   ----    ------   ----    ------   ----    ------
North America............  50%       50%    52%       48%    39%       37%    38%       36%    44%       27%
Europe...................  --%       --%    --%       --%    11%       13%    13%       13%    11%       18%

MARKETING

     Sales of the Company's products to OEMs are made directly by the Company's sales and marketing personnel located at the Company's Madison Heights, Michigan headquarters and its European offices located in Paris, Brussels, Madrid and Birmingham, England. Through these sales and marketing offices, the Company services its OEM customers. These sales efforts are supported by a field force of 62 salespersons who call directly on dealers to explain and promote the ordering of the Company's products through the OEMs.

     In promoting sales of vehicle security systems that require professional installation, the Company emphasizes dealer education programs, sales and installation seminars, product literature and technical manuals. Educational and marketing efforts are supplemented by direct mail campaigns, technical bulletins, advertising support, sales literature, newsletters, product displays and dealer signs.

     To promote quality, customer satisfaction and relationships with dealers and installers, the Company maintains technical support and consumer support services and toll-free telephone lines to answer questions and to help solve problems with installation or operation of the Company's products.

ENGINEERING, RESEARCH AND DEVELOPMENT

     The Company employs 20 full-time engineers and 31 full-time technicians in its engineering and research and development programs. This staff is divided into three main groups responsible for: (a) providing technical and support services to its customers, (b) improving manufacturing processes, and (c) developing new products. The Company's expenditures for engineering, research and development were approximately 3.5%, 3.4% and 3.7% of revenues in 1992, 1993 and 1994, respectively.

     The Company conducts a variety of research and product development projects designed to achieve improvements in vehicle security systems through the development of new technologies. The Company's products include a number of innovative circuits and features developed by the Company. Past research and development efforts have produced consumer installable vehicle security systems that incorporate many of the features typically found on more expensive professionally-installed systems, as well as the circuitry designed to prevent use of devices designed to search signals to deactivate its alarms.

     The technological innovations of the Company's customers presents both challenges and opportunities for the Company. The Company's products must be advanced enough to efficiently interface with its customer's vehicles. One new innovation which has recently been introduced on certain high-end vehicles is the multiplexing system. The multiplexing system consists of a sophisticated computer processor located in the vehicle, connected to various electrical systems of the vehicle by a single wire, which allows simultaneous communication between multiple vehicle systems. As a result, the vehicle can accommodate more sophisticated operations and technologically complex accessories such as security systems. Multiplexing systems allow security systems more efficient access to a larger number of vehicle operations than do conventional wire harness electrical systems. The Company believes that the presence of multiplexing systems present potential growth opportunities for the Company over the next decade. The Company believes that it is positioned to increase its business opportunities for connecting its products to the multiplexing systems because of the Company's reputation for technical innovation, quality, reliability and competitive pricing. See "Risk Factors -- Short Product Life Cycles; Research and Development."


MANUFACTURING

     The Company produces electronic products at facilities located in Madison Heights, Michigan and Georgetown, Texas. Automated and manual assembly methods are used to produce circuit boards, which are key components of many of the Company's products. The Company is expanding the use of automation in its manufacturing operations. The Company's electronic security systems are designed around the Company's manufacturing processes, which particularly emphasize surface mount technology ("SMT"). SMT is the automated manufacturing process used to place micro electronic components on printed circuit boards with a high level of accuracy and at high speed. The use of SMT enables the Company to design and manufacture products that are compact, portable and reliable and to achieve manufacturing efficiencies that result in lower costs.


     The Company believes that it will have a competitive advantage as a result of its recent development and on-going construction of an on-premises test and validation laboratory and its lower labor costs for U.S. operations. In addition, the Company is in the process of seeking approval for QS 9000 accreditation, a specialized version of international quality standards which has been adopted by General Motors, Ford Motor Company and Chrysler Corporation, and hopes to obtain such accreditation during 1996, which, if granted, could result in an additional competitive advantage.


     While the Company currently does not manufacture its products in Europe, the Company does assemble some of its final products in Europe. At this time the Company is considering various alternatives for manufacturing its products overseas.

     The Company attempts to fill its U.S. orders for vehicle security systems within 48 hours. Current U.S. product backlog, therefore, is not an important indicator of long-term sales trends. However, since European operations are currently supplied from U.S. manufacturing plants, additional inventory requirements necessary to achieve the 48-hour shipment goal have significantly increased working capital requirements and management attention to order and production planning.

SUPPLIERS

     The Company's products include a number of high-technology components that are available from only a few suppliers and, in some cases, a single supplier. The Company frequently requires large volumes of such components. If the Company's suppliers are unable to fulfill the Company's needs for such components, the Company may be unable to fill customer orders and its business and financial condition, including working capital and results of operations, may be materially and adversely affected. Since part of the Company's strategy is to shorten product development and introduction cycles, occasions may arise in the future where the Company's ability to produce products outpaces its suppliers' ability to supply components. There can be no assurance that the Company can continue to obtain adequate supplies or obtain such supplies at their historical cost levels. The Company has no guaranteed supply arrangements with any of its sole or limited source suppliers, does not maintain an extensive inventory of components, and customarily purchases sole or limited source components pursuant to purchase orders placed in the ordinary course of business. Moreover, the Company's suppliers may, from time to time, experience production shortfalls or interruptions which impair the supply of components to the Company. There can be no assurance that such shortages will not occur in the future and adversely affect the Company's business and financial condition, including working capital, and results of operations. See "Risk Factors -- Suppliers."

PRODUCT WARRANTY

     The Company provides original purchasers of most vehicle security systems with a limited warranty. Scorpion(R) brand products have a one-year limited warranty and Anes(R) brand carries a limited two-year warranty. Dragon, Jack-Code and Codalarme(R) products sold in Europe have a limited one-year repair and replacement warranty. Warranties are customarily limited to replacement of defective parts to the original purchaser. The Company has several disputes pending with customers who claim that its home security and Intercept(TM) systems manufactured by the Company were faulty or inoperable.


     The Company also offers a "Theft Protection Guarantee" for certain Code-Alarm(R) and Anes(R) brand products, where the Company will pay the consumer a specified amount (depending on the product purchased) if the consumer's vehicle is stolen within one year of purchasing the Company's product. Claims experienced as to this warranty have been $36,000, $31,000 and $38,000 in 1992, 1993 and 1994, respectively, and $22,000 for the first nine months of 1995.


     The Company generally warrants contract manufactured products for 60 days. The warranty is limited to replacement of defective material or a price allowance at the Company's option.

COMPETITION

     All markets in which the Company participates are highly competitive, and many current or prospective competitors, including several of the Company's significant OEM customers, are substantially larger and possess significantly greater financial, marketing and technical resources than the Company. An increase in factory-installed vehicle security systems or the introduction of other dealer-installed security systems and remote keyless entry systems by OEM customers or existing and potential competitors could have a material adverse effect on the Company. See "Risk Factors -- Competition."

     There are a number of other well-known companies manufacturing and distributing electronic components for the automotive after-market which could become effective competitors should they choose to enter the vehicle security market. Many of these companies are much larger and better capitalized than the Company and have established distribution channels. While offshore producers of competing systems have not captured significant market share, these companies could also become significant competitors.

     Competing manufacturers have developed vehicle recovery systems designed to locate stolen automobiles. Sales of other companies' automobile recovery systems could have a material adverse effect on sales of the Company's products. The Company also faces competition from certain mechanical devices such as The Club(TM).

TRADEMARKS AND PATENTS

     The Company markets its vehicle security systems under several registered trademarks. The Company also has patents and patent applications pending for certain of its products and components. The Company considers its trademarks, patents and patent applications to be valuable, and has defended, and intends to continue vigorously defending, its patented and proprietary technology from infringement or misappropriation. There can be no assurance that the Company's measures to protect its proprietary rights will deter or prevent unauthorized use of the Company's technology. Furthermore, the laws of certain countries may not protect the Company's proprietary rights to the same extent as do the laws of the United States. The Company has applied for patents on certain inventions in Europe; however, none of these patents has yet been granted nor is there any assurance that patents will be granted in the future. In addition, the Company may, from time to time, become subject to legal claims asserting that the Company has violated intellectual property rights of third parties. In the event a third party were to sustain a valid claim against the Company and in the event any required license were not available on commercially reasonable terms, the Company's business and financial condition, including working capital and results of operations, could be materially and adversely affected. See "Risk Factors -- Intellectual Property." Also, see "Legal Proceedings" for a more complete description of the legal proceedings involving the Company and its proprietary technology.

REGULATION

     The FCC regulates the assignment of frequencies for manufacture and sale of remote vehicle security systems and remote keyless entry systems in the U.S. The Company has received FCC authorization to manufacture and sell the devices it currently sells in the U.S. In Europe, similar government agencies in each country regulate the assignment of frequencies and the Company has generally been able to meet the applicable frequency requirements. However, because insurance industry accreditation of vehicle security systems is, in most European countries, a prerequisite to an automobile owner's ability to obtain vehicle theft coverage, the Company's ability to market its products in such countries is dependent upon obtaining such insurance industry approvals and certifications. The Company has received French and Belgian insurance industry accreditation to manufacture and sell electronic security systems. To date, the Company has been unable to secure German insurance industry accreditation required to sell its products in Germany. The Company is selling its products in Spain where no insurance industry certifications are required. European insurance industry accreditation standards are subject to change without notice; and, in 1994, significant changes in industry standards required the development and introduction of new products for 1995.

     The Company's U.S. vehicle security systems are also affected by state insurance laws. The Company is aware of some states that mandate insurance discounts on comprehensive coverage for policyholders who have installed certain types of vehicle security systems. The Company is also aware of at least one state which provides additional discounts for policyholders who have installed vehicle recovery systems.

     The loss of regulatory and insurance industry approvals or failure to obtain necessary authorizations in the future could have a material adverse effect on the Company. See "Risk Factors -- Regulation."

EMPLOYEES

     As of October 30, 1995, the Company employed approximately 550 full-time persons. None of the Company's employees are represented by a labor union or other collective bargaining representative. The Company believes that relations with its employees are good.

PROPERTIES

     The following table sets forth certain information concerning the principal properties leased by the Company:


                                                             APPROX.          APPROX.       LEASE TERM
            LOCATION                    USE               SIZE (SQ. FT.)    MONTHLY RENT     EXPIRES
    ------------------------  ------------------------    --------------    ------------    ----------
    950 E. Whitcomb           Office and manufacturing        42,000          $ 18,800         1997
    Madison Heights, MI
    1000 E. Whitcomb          Office and warehouse            20,000             8,300         1997
    Madison Heights, MI
    16742 Burke Lane          Office and warehouse            10,000             4,200         2000
    Huntington Beach, CA
    300 Industrial Ave.       Office and manufacturing        60,000             7,200         2004
    Georgetown, TX
    32, Rue Delizy            Office and manufacturing        20,000            20,800*        1997
    93694 Pantin Cedex
    Paris, France
    Julian Camarillo 29 dl    Office and warehouse             4,300             4,900*        1997
    28037 Madrid
    Spain
    Chausee de Moons 1135     Office and warehouse             2,200             1,900*        1998
    1070 Brussels
    Belgium
    21A Monkspath Business    Office and warehouse             6,900             4,200*      2020**
    Park
    Highlands Road, Sohihull
    B90 4NZ
    England


---------------

 * Amounts payable under the lease are payable in local currencies and are subject to fluctuations in the exchange rates.



** Terminable upon 3 months prior written notice by Company.


     Management believes that the facilities presently occupied are adequate to meet the Company's requirements for the foreseeable future. All buildings and equipment are in good working condition.

                               LEGAL PROCEEDINGS

PATENT INFRINGEMENT LITIGATION


     In November 1987, the Company filed a declaratory judgment action against Electromotive Technology Corporation ("ETC") in the United States District Court for the Eastern District of Michigan seeking a declaration that ETC's U.S. Patent No. 4,585,569 (the " '569 Patent") was invalid or not infringed by the Company. Subsequently, Directed Electronics ("Directed") acquired an interest in the '569 Patent and was made a party to the lawsuit. A judgment as to liability was entered against the Company in 1992 and, after that judgment was sustained on appeal, a bench trial was held as to damages in 1993, but no final ruling was made until May 23, 1995, when a judgment was awarded against the Company in the amount of $5.4 million for infringement. The Company is now appealing (1) the inclusion of unpatented components of the Company's security system in the damage calculation and (2) the doubling of "actual damages" after November, 1990 based upon a holding of "willful patent infringement." In the course of preparing the appeal brief, it was discovered that ETC had failed to timely pay the first maintenance fee in April, 1990 to maintain the patent-in-suit with the U.S. Patent and Trademark Office (the "Patent Office"). The Company subsequently filed a motion with the United States District Court for the Eastern District of Michigan, Southern Division requesting certification for remand of the case for consideration of (1) the Company's intervening rights for the ten month lapse in the patent-in-suit, (2) reconsideration of the award of enhanced damages and attorney fees in view of ETC's failure to notify the Company and the court of the lapse, and (3) an appeal of the Patent Office's decision to reinstate the patent-in-suit. This motion was denied without prejudice by the United States District Court and the Company is preparing to file motions with the Court of Appeals for the Federal Circuit for remand or dismissal of the appeal based upon lack of jurisdiction for consideration by the District Court of the motion. Both ETC and Directed are asserting patent infringement claims against two other shock sensor embodiments, one of which is the Company's principal shock sensor unit.


     The Company has posted a letter of credit in lieu of an appeal bond in the amount of $5.9 million, representing the amount of the judgment, including interest.



     On September 19, 1995, the United States Court of Appeals for the Federal Circuit, in Code-Alarm, Inc. v. The United States International Trade Commission, affirmed the ITC Administrative Law Judge's holding of invalidity of United States Patent Number 5,049,867, owned by the Company. The United States District Court for the Eastern District of Michigan, Southern Division is currently considering the preclusive effect, if any, that this holding has on the Company's action against Directed Electronics, Inc. styled as Code-Alarm v. Directed Electronics and The Magnadyne Corporation, Civ. Act. No. 93-CV-71862-DT. The Company expects to appeal any adverse holding on this issue.


LITIGATION INVOLVING ACQUISITIONS


     On January 19, 1990, Chapman Security Systems, Inc. ("Chapman Security"), a wholly-owned subsidiary of the Company, purchased certain of the assets of Chapman Products, Inc. ("Chapman Products") from LaSalle National Bank in a private sale in accordance with Section 9-504 of the Illinois Uniform Commercial Code. On August 17, 1990, Aureo Rivera Davila and Aureo E. Rivera ("Plaintiffs") filed a complaint against Asset Conservation, Inc. (a distributor of the now defunct Chapman Industries Corporation ("Chapman Industries")), Gabriel Guijarro Brunet and Iris Nieves De Guijarro and their marital conjugalship, in the United States District Court for the District of Puerto Rico (Case No. 90-2118 (SEC)) alleging infringement of United States Patent No. 3,548,373 (the " '373 Patent"). Plaintiffs have a default judgment in the amount of about $19.3 million, in addition to interest, entered by the United States District Court for the Northern District of Illinois in 1990 against Chapman Industries Corporation for infringement of the '373 Patent. Subsequently, the Plaintiffs added Chapman Products, the Company and its subsidiary, Chapman Security, as principal defendants in the case and are attempting to assert their default judgment against the Company and Chapman Security on a theory that the Company is the sole owner of Chapman Security and operates Chapman Security as its alter ego and, therefore, that the Company is a successor in interest to Chapman Industries. Plaintiffs also allege that the asset purchases by Chapman Products and then by Chapman Security were fraudulent conveyances. The Company has tendered defense of the complaint to LaSalle National Bank, which is defending the fraudulent conveyance claims as well as certain of the successor liability claims brought by Plaintiffs under a reservation of rights against the Company and Chapman Security. This proceeding is in the early stages of discovery and is not expected to be resolved in the near future. On November 22, 1995, the Court issued an order to show cause why the case should not be remanded to the United States District Court for the Northern District of Illinois, and arguments are scheduled to be heard on this order on or about January 9, 1996. The size of this judgment (which, with interest, is currently estimated to be approximately $28.6 million, is so large that if it is enforced against the Company and Chapman Security, the likely award would exceed the Company's shareholders' equity, in which case the purchasers of the Debentures could lose their entire investment.



     Asset Conservation, Inc. filed a third party complaint in the same court on June 16, 1992 against Chapman Industries, Chapman Products, the Company and Chapman Security alleging that they have a duty to indemnify Asset Conservation for all damages sustained by it in the litigation based upon Asset Conservation's previous distributor and indemnification agreement with Chapman Industries, which Asset Conservation claims was assumed by Chapman Products and Chapman Security. On November 22, 1995 the third party complaint was dismissed, with prejudice, against all third party defendants, including the Company. The Plaintiffs are seeking reconsideration of the dismissal of the third party complaint.


     M. and Mme. Sydney Drahy, from whom the Company purchased shares of its French subsidiary EAE, filed suit against the Company in the Commercial Court in Paris, France on August 1, 1995, seeking FF3,160,000 (approximately $645,000) based on disputed price adjustment provisions in the purchase agreement. The Company believes that there are offsets to the disputed adjustments under the purchase agreement, some of which have been acknowledged by the Drahys, and that no additional amounts are owed the Drahys in respect of the purchase price. A decision on this case is not expected to be rendered before mid-1996. Mme. Drahy brought a separate action in the Industrial Court of Paris against EAE, filed June 20, 1995, seeking damages of FF1,268,800 (approximately $260,000) for alleged wrongful termination of her employment and breach of an employment contract. The case is in the early stages of document production and the Company is unable at this time to assess its exposure, if any, to Mme. Drahy.

PRODUCT WARRANTY LITIGATION

     On July 19, 1995, Intercept Security Corporation, a Canadian distributor of the Company's home security systems ("Intercept"), filed suit in the United States District Court, Eastern District of Michigan, Southern Division, alleging that certain home security products manufactured and sold by the Company failed to perform in a manner consistent with the alleged representations of the Company. The complaint alleges that the Company committed fraud, misrepresentation, and breached an implied warranty emanating from the sale of these goods to Intercept. The Company denies these allegations and intends to defend against these charges. The Company has not, as yet, answered the complaint and the case remains in the early stages of discovery. The exposure, if any, to the Company cannot be ascertained at this time; however, an adverse judgment could materially adversely affect the Company's business and financial condition, including working capital and results of operations.

LITIGATION COMMENCED BY THE COMPANY AGAINST ALLEGED PATENT INFRINGERS

     During 1995, the Company brought the following actions seeking to enforce its patents against alleged infringers. All of these lawsuits are in various stages of discovery and are subject to various affirmative defenses and counterclaims. While the Company believes that these actions are meritorious, the outcomes cannot be predicted at this early stage. It is the Company's policy to pursue infringers of its patents vigorously in an effort to preclude the manufacture and sale of infringing inventions or, alternatively, to seek payment of royalties on the Company's patented inventions manufactured, sold or used by others.

          - Code-Alarm, Inc. v. Magnadyne Corporations, et al, filed March 21, 1995 in the United States District Court for the District of Columbia and Transferred on April 6, 1995 to the United States District Court for the Central District of California sitting in Los Angeles, California.

          - Code-Alarm, Inc. v. Sherwood, Inc. et al, filed on July 20, 1995 in the United States District Court for the Central District of California sitting in Los Angeles, California.

          - Code-Alarm, Inc. v. Clifford Electronics, Inc., filed October 12, 1995 in the United States District Court for the Central District of California sitting in Los Angeles, California.

          - In the matter of Certain Starter Kill Security Systems, filed October 18, 1995 with the International Trade Commission against Directed Electronics, Inc. of Vista, California and Nutek Company of Taipei, Taiwan. In addition to claims of patent infringement, the Company seeks in this action to halt the importation and sale of the alleged infringing goods into the United States.

                                   MANAGEMENT

     The directors and executive officers of the Company and its wholly-owned subsidiaries are listed below:


              NAME             AGE                            POSITION(1)
    -------------------------  ---   --------------------------------------------------------------
    Rand W. Mueller(2).......  45    Director, President and Chairman of the Board
    Alan H. Foster...........  69    Director
    Kenneth M. Mueller(2)....  73    Director
    William S. Pickett.......  75    Director
    Marshall J. Mueller(2)...  46    Director
    Jack D. Rutherford.......  61    Director
    Peter J. Stouffer........  34    Vice President, Engineering and Director
    Robert V. Wagner.........  60    Vice President of Finance, Chief Financial Officer, Secretary
                                     and Treasurer
    David L. Etienne.........  35    Principal Accounting Officer
    John G. Chupa............  37    Vice President, General Counsel
    Alain Lombard............  40    Vice President European Operations
    John C. Moffat...........  35    Vice President, OEM Development and Marketing
    Michael Schroeder........  33    Vice President, Sales, North America


---------------
(1) Positions within the Company, except as otherwise indicated.
(2) Rand W. Mueller and Marshall J. Mueller are brothers, and Kenneth M. Mueller is their father.

     Rand W. Mueller has been a full-time employee of the Company since January 1985 and has been the President since May 1986.

     Alan H. Foster has been a consultant to various government agencies, corporations and financial institutions for the last five years. He is also an adjunct professor at the School of Business Administration of the University of Michigan. From 1967 to 1978, Mr. Foster served as Vice President and Treasurer of American Motors Corporation.

     Kenneth M. Mueller is retired. He has served as a consultant to the Company since August 1987. Mr. Mueller was a consultant to the Ministry of Agriculture and Food, Government of Ontario, Canada from August 1985 to June 1987. Prior to 1985, he was President of Agribusiness Council, Inc., a not-for-profit corporation assisting lesser-developed countries in developing profitable agricultural ventures.

     William S. Pickett is retired. He was the President and General Manager of American Motors (Canada) Inc. prior to his retirement in 1982.

     Marshall J. Mueller is a former executive officer of the Company. From May 1980 to January 1990, Mr. Mueller held senior management positions, including President and Executive Vice President of the Company. Mr. Mueller resigned the Company in 1990, was reelected to the Company's Board of Directors in May 1991, and has served continuously since then.

     Jack D. Rutherford is Chairman and Chief Executive Officer of ICM Industries, Inc., a holding company for basic manufacturing companies serving the automotive, construction equipment and capital goods industries. Prior to co-founding ICM Industries, Inc. in 1985, Mr. Rutherford was employed by International Harvester Corporation in senior management capacities, including Vice Chairman and President and Chief Operating Officer. Prior to that time, Mr. Rutherford held operations management and manufacturing positions with Ford Motor Company.


     Peter J. Stouffer was appointed Vice President, Engineering in January 1993 and a director of the Company on December 8, 1995. From August 1990 through December 1992, Mr. Stouffer served as Executive Vice President and General Manager of the Company's Intercept Systems, Inc. subsidiary from May 1989 through September 1990, served as the Company's Vice President of Engineering. From December 1986 to May 1989, he was the Company's Manager of Engineering. Prior to December 1986, he was an engineer at the Pontiac Motor Division of General Motors Corporation.

     Robert V. Wagner joined the company as a Division Controller in January 1993, and was elected Vice President of Finance and Chief Financial Officer, Secretary and Treasurer in August 1993. Prior to joining the Company, he held a senior finance position with MLX Corp., was Chief Financial Officer of General Automotive Corporation, Operations Controller for Volkswagen of America, Chief Financial Officer of American Sunroof Corp. (ASC), held several senior finance and treasury positions with American Motors Corporation, and was on the Finance Staff at several Ford Motor Co. divisions.


     David L. Etienne has been the Company's Principal Accounting Officer since March 1990. He was Assistant Controller of the Company from June 1989 to March 1990. From August 1986 to June 1989, Mr. Etienne was employed as a Certified Public Accountant with Laventhol & Horwath. Prior to 1986, he was a Staff Accountant with Roslund, Prestage & Company.



     John G. Chupa joined the Company as General Counsel in November 1993, and was appointed Vice President in December of 1994. Prior to joining the Company, he was associated with the law firms of Dykema Gossett and Harness Dickey and Pierce, specializing in the practice of intellectual property law. From 1985 through 1988, he was a Senior Engineer with the Allen Bradley division of Rockwell International Corporation. Mr. Chupa is currently completing his doctorate in electrical engineering.


     Alain Lombard joined the Company in January 1994 as Vice President European Operations and Director General of the EAE subsidiary. Prior to joining the Company, he was President of Code-Alarm Europe Ltd., and Lombard Imports Corporation. From 1985 through 1989, Mr. Lombard was a Senior Financial Analyst with IBM's European Headquarters.

     John C. Moffat joined the Company in November 1987 as District Manager of the OEM Division. Mr. Moffat has since been promoted steadily through the Company; most recently as Vice President of OEM Development and Marketing in May 1994. Mr. Moffat was the Company's National Sales Manager from December 1990 until May 1994.

     Michael Schroeder joined the Company in March 1984 as Engineering Technician. Mr. Schroeder was promoted to Vice President of North American sales in March of 1995. From December 1992 to March 1995, Mr. Schroeder was the Company's National Sales Manager. Prior to December 1992, Mr. Schroeder was the Company's Director of Sales in the U.K.

                           DESCRIPTION OF DEBENTURES


     The Debentures will be issued under an Indenture (the "Indenture") to be
dated as of January   , 1996, between the Company and State Street Bank and
Trust Company, as Trustee (the "Trustee"). The Debentures will represent unsecured general obligations of the Company, subordinate in right of payment to certain other obligations of the Company as described under "Subordination of Debentures" and convertible into Common Stock as described under "Conversion of Debentures." The Debentures will be limited to $10,000,000 aggregate principal amount ($11,500,000 if the Underwriters' over-allotment option is exercised in full), will be issued in fully registered form only in denominations of $1,000 or any integral multiple thereof and will mature on February 1, 2003.


     The following statements are subject to the detailed provisions of the Indenture and are qualified in their entirety by reference to the Indenture, a copy of which is filed as an exhibit to the Registration Statement (as defined) and is also available for inspection at the office of the Trustee. Whenever particular provisions of the Indenture are referred to, such provisions are incorporated by reference as a part of the statements made herein, and the statements are qualified in their entirety by such reference.


     Interest at the annual rate set forth on the cover page hereof is payable semi-annually on August 1 and February 1, commencing on August 1, 1996, to holders of record at the close of business on the preceding January 15 and July 15, respectively. Interest on the Debentures offered hereby will accrue from the date of initial issuance.


     Principal and premium, if any, and interest will be paid and the Debentures may be presented for conversion, registration of transfer, and exchange, without service charge, at the corporate trust office of the

Trustee in Boston, Massachusetts. Interest will be paid by checks mailed to holders of record unless other arrangements are made.

CONVERSION OF DEBENTURES


     The holders of Debentures will be entitled at any time prior to the close of business on February 1, 2003, subject to prior redemption, to convert the Debentures or portions thereof (which are $1,000 or integral multiples thereof) into shares of Common Stock of the Company, at the conversion price set forth on the cover page of this Prospectus, subject to adjustment as described below. Except as described below, no adjustment will be made on conversion of any Debenture for interest accrued thereon or for dividends on any shares of Common Stock issued. If any Debenture not called for redemption is converted between a record date for the payment of interest and the related interest payment date, the Debenture must be accompanied by funds equal to the interest payable on such interest payment date on the principal amount so converted. The Company is not permitted to issue fractional shares of Common Stock upon conversion of Debentures and, in lieu thereof, will pay a cash adjustment based upon the market price of the Common Stock on the last trading day prior to the date of conversion. In the case of Debentures called for redemption, conversion rights will expire at the close of business on the redemption date. Persons who may be deemed to be affiliates of the Company for purposes of the Securities Act of 1933 may be subject, as to any resales of shares of Common Stock acquired on conversion, to the restrictions of Rule 144 promulgated under the Act.


     The conversion price is subject to adjustment under formulas set forth in the Indenture in certain events, including: the issuance of shares of Common Stock of the Company as a dividend or distribution on the Common Stock; subdivisions, combinations, and reclassifications of the Common Stock; the issuance to all holders of Common Stock of certain rights or warrants entitling them for a period not exceeding 45 days to subscribe for Common Stock at less than the then current market price (as defined); and the distribution to all holders of Common Stock of any securities (other than Common Stock) or evidences of indebtedness of the Company or of assets (excluding cash dividends or distributions from retained earnings) or rights or warrants to subscribe for or purchase any of its securities (excluding those referred to above). No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided, however, that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. The Company reserves the right to make such reductions in the conversion price, in addition to those required by the foregoing provisions, as the Company in its discretion shall determine to be advisable in order that certain share-related distributions made by the Company to its shareholders after the date of this Prospectus will not be taxable. Except as stated above, the conversion price will not be adjusted for the issuance of shares of Common Stock or any securities convertible into or exchangeable for Common Stock, or carrying the right to purchase any of the foregoing, in exchange for cash, property, or services.

     In the case of a consolidation, merger or statutory share exchange involving the Company as a result of which holders of Common Stock will be entitled to receive stock, securities or other property or assets (including cash) with respect to or in exchange for shares of Common Stock or in the case of a sale or conveyance to another corporation of all or substantially all the property and assets of the Company, the holders of the Debentures then outstanding will be entitled thereafter to convert such Debentures into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such consolidation, merger, statutory share exchange, sale or conveyance had such Debentures been converted into shares of Common Stock immediately prior to such consolidation, merger, statutory share exchange, sale or conveyance.

     In the event of a taxable distribution to holders of Common Stock which results in an adjustment of the conversion price, the holders of Debentures may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; the absence of such an adjustment in certain other circumstances may also result in a taxable dividend to the holders of Common Stock.

OPTIONAL REDEMPTION

     The Debentures will be redeemable on at least 45 and not more than 60 days' notice, at the option of the Company, as a whole or in part, at any time after issuance, at the following prices (expressed as percentages of the principal amount), together with accrued interest to the date fixed for redemption:


     If redeemed during the 12-month period beginning February 1:


               YEAR             PERCENTAGE
    --------------------------  ----------
    1996......................          %
    1997......................
    1998......................
    1999......................

               YEAR             PERCENTAGE
    --------------------------  ----------
    2000......................          %
    2001......................
    2002......................
    2003......................



and 100% if redeemed on or after February 1, 2003; provided, however, that the Debentures may not be redeemed prior to February 1, 1999, unless the last reported sales price (determined as provided in the Indenture) of the Common Stock equals or exceeds 140% of the then effective conversion price (as described above) for at least 20 trading days within a period of 30 consecutive trading days ending no earlier than ten trading days prior to the date of the notice of redemption.


SUBORDINATION OF DEBENTURES

     The indebtedness evidenced by the Debentures is subordinate to the prior payment in full of all Senior Indebtedness (as defined). During the continuance beyond any applicable grace period of any default in the payment of principal, interest or lease payments on any Senior Indebtedness, no payment of principal of, premium, if any, or interest on the Debentures shall be made by the Company. In addition, upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, premium, if any, and interest on the Debentures is to be subordinated to the extent provided in the Indenture in right of payment to the prior payment in full of all Senior Indebtedness. By reason of such subordination, in the event of the Company's dissolution, holders of Senior Indebtedness may receive more, ratably, and holders of the Debentures may receive less, ratably, than the other creditors of the Company or may receive no consideration at all. Such subordination will not prevent the occurrence of any Event of Default under the Indenture.

     The term "Senior Indebtedness" is defined to mean the following, whether outstanding on the date of execution of the Indenture or thereafter created, incurred, assumed or guaranteed:

          (a) Principal of and premium, if any, and interest on indebtedness of the Company for money borrowed (including any indebtedness secured by a mortgage or other lien which is (i) given to secure all or part of the purchase price of property subject thereof, whether given to the vendor of such property or to another, or (ii) existing on property at the time of the acquisition thereof) evidenced by notes or other written obligations;


          (b) Principal of and premium, if any, and interest on all indebtedness of the Company evidenced by notes, debentures, bonds or other securities of the Company other than the Debentures;


          (c) The amount of the Company's liability determined under generally accepted accounting principles under any lease required to be classified as a liability on the Company's balance sheet;

          (d) Principal of and premium, if any, and interest on indebtedness of others of the kinds described in either of the preceding clauses (a) or
     (b), or, to the extent set forth in the preceding clause (c), leases of others of the kind described in the preceding clause (c) assumed by or guaranteed in any manner by the Company or in effect guaranteed by the Company through an agreement to purchase, contingent or otherwise; and

          (e) Principal of and premium, if any, and interest on renewals, extensions, or refundings of indebtedness of the kinds described in any of the preceding clauses (a), (b) or (d) or, to the extent set forth in the preceding clause (c), renewals or extensions of leases of the kinds described in either of the preceding clauses (c) or (d).

unless, in the case of any particular indebtedness, lease, renewal, extension, or refunding, the instrument or lease creating or evidencing the same or the assumption or guarantee of the same expressly provides that such indebtedness, lease, renewal, extension, or refunding is not superior in right of payment to the Debentures.


     As of December 8, 1995, the Company had approximately $16.2 million of Senior Indebtedness, including security for a $5.9 million letter of credit for a litigation appeal bond, (approximately $7.2 million after giving effect to the application of the net proceeds of this Offering).


     The Indenture permits the Trustee to become a creditor of the Company and does not preclude the Trustee from enforcing its rights as a creditor, including rights as a holder of Senior Indebtedness.

REPURCHASE EVENT


     Upon the occurrence of a Repurchase Event, each holder of Debentures shall have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Debentures pursuant to the offer described below (the "Repurchase Offer") at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (the "Repurchase Payment"). Within 30 days after the occurrence of a Repurchase Event, the Company shall mail a notice to each holder stating among other things: (a) the Repurchase Payment and the purchase date, which shall not be earlier than 45 days nor later than 60 days from the date such notice is mailed or such later date as may be necessary for the Company to comply with the requirements of the 1934 Act (the "Repurchase Date");
(b) that any Debenture not tendered will continue to accrue interest; (c) that, unless the Company defaults in the payment of the Repurchase Payment, all Debentures accepted for payment pursuant to the Repurchase Offer shall cease to accrue interest after the Repurchase Date; and (d) certain other procedures that a holder must follow to accept a Repurchase Offer or to withdraw such acceptance. The Company will comply with any applicable requirements of the 1934 Act and other securities laws, and the regulations thereunder, governing the repurchase of the Debentures in connection with a Repurchase Event and may modify a Repurchase Offer to effect such compliance. The occurrence of certain Repurchase Events could result in an event of default under the Company's bank credit agreement or other credit facilities which may be in place at the time, which could preclude the Company from making the Repurchase Payment.


     A Repurchase Event is generally defined to include (a) the acquisition of 50% or more of the Company's voting stock by a person or group, other than any current holder of 5% or more of the Company's Common Stock (or a group including such a holder); (b) a change, over a two-year period, in the composition of the Company's Board of Directors such that, with limited exceptions, the Board members at the beginning of the period no longer constitute a majority of the Board; (c) certain consolidations and mergers involving the Company or sales of assets of the Company, if the primary effect is that, after the transaction, a person or group, other than a current holder of 5% or more of the Company's Common Stock (or group including such a holder), has more than 50% of the ordinary voting power of the surviving corporation; (d) the acquisition by the Company of over 30% of the outstanding shares of its capital stock during any 12-month period; and (e) certain (1) distributions in respect of the Company's capital stock or (2) acquisitions by the Company of its capital stock, if, in either case, the sum of the (A) ratio of the fair market value of the price paid in the current distribution or acquisition to the then-fair market value of the Company's outstanding capital stock plus (B) the similar ratios for all other distributions or acquisitions, respectively, during the prior 12-month period, exceeds 30%. For purposes of the Repurchase Event tests, the Company's "voting stock" means the Common Stock plus any other class or classes of stock which may be issued and have general voting power in the election of the Company's Board of Directors. The Company's "capital stock" means any stock which does not have divided or liquidation priority over other stock of the Company, irrespective of relative voting powers. Currently, the Company's only "voting stock" and "capital stock" is its Common Stock.

     On the Repurchase Date, the Company will deposit with the Trustee an amount equal to the Repurchase Payment in respect of all Debentures or portions thereof that have been tendered. The Trustee shall promptly mail to each holder of Debentures accepted for payment an amount equal to the Repurchase Price for such

Debentures, and the Trustee shall promptly authenticate and mail to each holder a new Debenture equal in principal amount to pay unpurchased portion of the Debentures surrendered.

     Except as described above with respect to a Repurchase Event, the Indenture does not contain any other provisions that permit the holders of the Debentures to require that the Company repurchase or redeem the Debentures in the event of a takeover or similar transaction. The provisions of the Indenture relating to the purchase of Debentures upon a Repurchase Event may impede the completion of a merger, tender offer or other takeover attempt. See "Description of Capital Stock." Neither the Trustee nor the Company's Board of Directors may relieve the Company of its obligations to repurchase Debentures.

     Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may prohibit the Company from purchasing any Debentures or may provide that certain change in control events with respect to the Company would constitute a default under such agreements. In the event a Repurchase Event occurs at a time when the Company is prohibited from purchasing Debentures, the Company could seek the consent of its lenders for the purchase of Debentures or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Debentures. In such case, the Company's failure to purchase tendered Debentures would constitute an Event of Default under the Indenture. In such circumstances, the subordination provisions in the Indenture would restrict payments to the holders of Debentures.

EVENTS OF DEFAULT

     An Event of Default is defined in the Indenture as being: default in the payment of any installment of interest upon any of the Debentures as and when the same shall become due and payable, and continuance of such default for a period of 15 days; default in payment of principal or premium, if any, or interest, if any, on the Debentures when the same becomes due and payable at maturity, upon redemption or otherwise, whether or not prohibited by the subordination provisions of the Indenture; default by the Company for 30 days after notice in the observance or performance of any other covenant in the Indenture; default under any obligations for money borrowed aggregating $1,000,000 or more; or certain events involving bankruptcy, insolvency or reorganization of the Company. The Indenture will provide that the Trustee is required, within 90 days after the occurrence of a default which is known to the Trustee and is continuing, to give to the holders of the Debentures notice of such default; provided that, except in the case of default in the payment of principal or premium, if any, or interest on any of the Debentures, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of the Debentures.

     The Indenture will provide that if any Event of Default shall have occurred and be continuing, the Trustee or the holders of not less than 25% in principal amount of the Debentures then outstanding may declare the principal of all the Debentures to be due and payable immediately, but if the Company shall cure all defaults (other than the nonpayment of interest and premiums, if any, on and principal of any Debentures which shall have become due solely by reason of acceleration) and certain other conditions are met, such declaration may be annulled and past defaults may be waived by the holders of a majority in principal amount of the Debentures then outstanding.

     The holders of a majority in principal amount of the Debentures then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee subject to certain limitations specified in the Indenture.

     In certain cases, the holders of a majority in principal amount of the outstanding Debentures may on behalf of the holders of all Debentures waive any past default or Event of Default except, unless theretofore cured, a default in the payment of the principal of, premium, if any, or interest on any of the Debentures (other than the nonpayment interest and premium, if any, on and principal of any Debentures which shall become due by acceleration) or a default relating to an obligation of the Company which cannot be modified without the consent of the holder of each Debenture affected.

MERGERS AND SALES OF ASSETS BY THE COMPANY

     Subject to the provisions described above under "Repurchase Event," the Company may consolidate with or merge into any other corporation, or sell or transfer all or substantially all of its assets to any corporation, provided that the successor corporation shall be a corporation organized and existing under the laws of the United States or any State thereof and shall assume all of the obligations of the Company under the Indenture.

MODIFICATION OF THE INDENTURE

     The Indenture will contain provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of the Debentures at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the Debentures except that no such modification shall, without the consent of the holder of each Debenture so affected (i) extend the fixed maturity of any Debenture, reduce the rate or extend the time of payment of interest thereon, reduce the principal amount thereof or redemption premium thereon, impair or affect the right of a holder to institute suit for the payment thereof, change the currency in which the Debentures are payable or impair the right to convert the Debentures into shares of Common Stock subject to the terms set forth in the Indenture, or (ii) reduce the aforesaid percentage of Debentures, the consent of the holders of which is required for any such modification.

MISCELLANEOUS

     No holder of a Debenture may institute any action against the Company under the Indenture (except actions for payment of overdue principal, premium, if any, or interest or the conversion of the Debentures) unless the holders of at least 25% of the principal amount of Debentures then outstanding shall have requested the Trustee to institute such action, and the Trustee shall not have instituted such action within 60 days of such request.

     A director, officer, employee or shareholder, as such, of the Company shall not have any liability for any obligations of the Company under the Debentures or the Indenture, or for any claim based on, in respect of or by reason of, such obligations or their creation. Each holder of Debentures by accepting a Debenture waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Debentures.

     Whether or not required by the rules and regulations of the Commission, so long as any Debentures are outstanding, the Company will furnish holders of Debentures all quarterly and annual information that would be required to be furnished to its shareholders.

CONCERNING THE TRUSTEE

     State Street Bank and Trust Company, the Trustee under the Indenture, may at times be a depository for funds of, make loans to or perform services for the Company and its subsidiaries in the normal course of business. The Indenture does not preclude the Trustee from enforcing its rights as a creditor, including rights as a holder of Senior Indebtedness.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The capital stock provisions of the Company's Restated Articles of Incorporation are summarized below.

COMMON STOCK

     The Company's Restated Articles of Incorporation authorize 5,000,000 shares of Common Stock, without par value, of which 2,320,361 shares are expected to be outstanding upon consummation of the

Offering. The existence of authorized but unissued shares of the Common Stock could discourage unsolicited takeover bids by third parties.

     Except as otherwise required by law or by any amendment to the Restated Articles of Incorporation, each holder of Common Stock shall have one vote for each share of stock held of record on the books of the Company on all matters voted upon by the shareholders.

     Subject to the preferential dividend rights, if any, applicable to shares of Preferred Stock and subject to applicable requirements, if any, with respect to the setting aside of sums for purchase, retirement or sinking funds for Preferred Stock, the holders of Common Stock shall be entitled to receive, to the extent permitted by law, such dividends as may be declared from time to time by the Board of Directors.

     In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of Preferred Stock, holders of Common Stock shall be entitled to receive all of the remaining assets of the Company of whatever kind available for distribution to shareholders ratably in proportion to the number of shares of Common Stock held by them respectively. The Board of Directors may distribute in kind to the holders of Common Stock such remaining assets of the Company or may sell, transfer or otherwise dispose of all or any part of such remaining assets to any other corporation, trust or entity, or any combination thereof, and may sell all or any part of the consideration so received and distribute any balance thereof in kind to holders of Common Stock. The merger or consolidation of the Company into or with any other corporation, or the merger of any other corporation into it, or any purchase or redemption of shares of stock of the Company of any class, shall not be deemed to be a dissolution, liquidation or winding up of the Company for the purposes of this paragraph.

     Such numbers of shares of Common Stock as may from time to time be required for such purposes shall be reserved for issuance (i) upon conversion of any shares of Preferred Stock or any obligation of the Company convertible into shares of Common Stock which is at the time outstanding or issuable upon exercise of any options or warrants at the time outstanding and (ii) upon exercise of any options, warrants or rights at the time outstanding to purchase shares of Common Stock.


     At December 13, 1995, there were 313 shareholders of the Common Stock of record.


PREFERRED STOCK

     The Board of Directors has the authority, without further action by the Company's shareholders, to issue up to 500,000 shares of the Company's Preferred Stock in one or more series and to fix the voting powers, rights, preferences, privileges and restrictions thereof.

     The existence of authorized but unissued shares of the Preferred Stock and the issuance of shares of the Preferred Stock could have the effect of delaying, deferring or preventing a change in control of the Company. The Board of Directors, without shareholder approval, could issue shares of the Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of shares of the Common Stock and could adversely affect the value of the Debentures. In addition, such shares of the Preferred Stock could have other rights, including economic rights, senior to shares of the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of shares of the Common Stock and the Debentures. Currently there are no shares of the Preferred Stock outstanding, and the Company has no present plan to issue any shares of the Preferred Stock.

SHAREHOLDER AGREEMENT


     Certain shareholders of the Company, which include Rand W. Mueller, Kenneth
M. Mueller and Larry Vingelman (the "Principal Shareholders"), entered into a Shareholder Agreement dated May 29, 1987, as amended (the "Shareholder Agreement"), pursuant to which such shareholders vote their shares as a unit in accordance with the desires of a plurality of the shares held by the Principal Shareholders. The Principal Shareholders have voting control of 29.6% of the
outstanding shares of Common Stock (       percent upon conversion of all of the
Debentures offered herein). Any additional Common Stock acquired by the Principal

Shareholders is subject to the voting provisions of the Shareholder Agreement. The shares held by the Principal Shareholders are subject to certain rights of first refusal among the Principal Shareholders prior to a third party sale and certain options to purchase shares upon the death of any Principal Shareholder. These rights and options may be waived by shareholders holding more than two-thirds of the shares subject to the Shareholder Agreement. The Shareholder Agreement terminates on the earlier of May 28, 1997 or a date selected by shareholders owning greater than two-thirds of the shares subject to the Shareholder Agreement.

PROVISIONS AFFECTING BUSINESS COMBINATIONS

     Chapters 7A and 7B of the Michigan Business Corporation Act ("MBCA") may affect attempts to acquire control of the Company. In general, under Chapter 7A, "business combinations" (defined to include, among other transactions, certain mergers, dispositions of assets or shares and recapitalizations) between covered Michigan business corporations or their subsidiaries and an "interested shareholder" (defined as the direct or indirect beneficial owner of at least 10% of the voting power of a covered corporation's outstanding shares) can be consummated only if approved by at least 90% of the votes of each class of the corporation's shares entitled to vote and by at least two-thirds of such voting shares not held by the interested shareholder or such shareholder's affiliates, unless five years have elapsed after the person involved became an "interested shareholder" and unless certain price and other conditions are satisfied. The Board of Directors may exempt "business combinations" with a particular "interested shareholder" by resolution adopted prior to the time the "interested shareholder" attained that status.

     In general, under Chapter 7B of the MBCA, an entity that acquires "Control Shares" of the Company may vote the Control Shares on any matter only if a majority of all shares, and of all non-"Interested Shares," of each class of shares entitled to vote as a class, approve such voting rights. Interested Shares are shares owned by officers of the Company, employee-directors of the Company and the entity making the Control Share Acquisition. Control Shares are shares that, when added to shares already owned by an entity, would give the entity voting power in the election of directors over any of three thresholds: one-fifth, one-third and a majority. The effect of the statute is to condition the acquisition of voting control of a corporation on the approval of a majority of the pre-existing disinterested shareholders. The Board of Directors has the option of choosing to amend the Company's Bylaws before a Control Share Acquisition occurs to provide that Chapter 7B does not apply to the Company.

     The Company currently is subject to Chapters 7A and 7B of the MBCA.

TRANSFER AGENT AND REGISTRAR


     Boston Equiserve is the transfer agent and registrar for shares of the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE


     The Company has 2,320,361 shares of Common Stock outstanding of which its executive officers and directors and principal shareholders beneficially own approximately 730,887 shares. These shares are eligible for sale subject to the restrictions and volume limitations of Rule 144 under the Securities Act of 1933. Sales of substantial amounts of such shares in the market could adversely affect the market price of the Common Stock and the Company's ability to raise additional capital at a price favorable to the Company. See "Risk Factors -- Shares Eligible for Sale; Demand Registration Rights."


                                  UNDERWRITING

     Roney & Co. and The Ohio Company (the "Underwriters") have individually agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the principal amounts of Debentures indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such Debentures if any are purchased.

                                    NAME                                       PRINCIPAL AMOUNT
-----------------------------------------------------------------------------  ----------------
Roney & Co...................................................................    $
The Ohio Company.............................................................
                                                                               ----------------
          Total..............................................................    $ 10,000,000
                                                                                =============

     The Underwriters propose to offer the Debentures to the public initially at the offering price set forth on the coverage page of this prospectus and the certain broker-dealers at such offering price less a concession not to exceed
   % of the principal amount. The Underwriters may allow, and such broker
dealers may reallow a concession, not to exceed    % of the principal amount, on
sales to other broker dealers. The offering price and concessions to broker dealers may be changed by the Underwriters after the public offering.

     The Company has granted to the Underwriters an option, exercisable no later than 30 days from the date of this Prospectus, to purchase up to an additional $1,500,000 principal amount of Debentures to cover over-allotments. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the $10,000,000 principal amount of Debentures offered hereby. If purchased, the Underwriters will sell such additional Debentures on the same terms on which the $10,000,000 principal amount of Debentures are being offered.

     The Company and all executive officers and directors have agreed that they will not, without the prior written consent of the Underwriters, sell, transfer, assign or otherwise dispose of any shares of Common Stock owned by them prior to the expiration of 120 days from the date of the Underwriting Agreement.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

     The Underwriting Agreement provides that the Underwriters will be obligated to purchase all of the Debentures offered hereby if any are purchased.

     The offering of Debentures is made for delivery when, as and if excepted by the Underwriters, subject to prior sale and withdrawal, cancellation of modification of the offer without notice. The Underwriters reserve the right to reject any offer for the purchase of Debentures in whole or in part.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the 1934 Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the
Commission: New York Regional Office, 7 World Trade Center, New York, NY 10048; and Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy and information statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers at 1735 K Street, N.W., Washington, D.C. 20006.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission, Washington, D.C., a registration statement on Form S-2 (the "Registration Statement") under the Securities Act of 1933 with respect to the Debentures offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Debentures offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained herein concerning the provisions of any document are not necessarily complete and in each instance reference is made to the copy of such document filed as an exhibit or schedule to the Registration Statement, each such statement being qualified in all respects by reference to such exhibit or schedule.

     The Registration Statement, together with its exhibits and schedules, may be inspected, without charge, at the Commission's principal office at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and also at the following regional offices of the Commission: 7 World Trade Center, New York, NY 10048; and Suite 1400 Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Commission upon the payment of prescribed fees.

                                 LEGAL MATTERS

     Certain legal matters in connection with the issuance of the Common Stock offered hereby will be passed upon for the Company by Clark, Klein & Beaumont, P.L.C., Detroit, Michigan, and for the Underwriters by Honigman Miller Schwartz and Cohn, Detroit, Michigan.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1993 and 1994 and for each of the three fiscal years in the period ended December 31, 1994 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                      PAGE
                                                                                   -----------
Consolidated Financial Statements of Code-Alarm, Inc. and Subsidiaries:
  Report of Independent Public Accountants.......................................      F-2
  Consolidated Balance Sheet as of December 31, 1993 and 1994 and September 30,
     1995 (unaudited)............................................................      F-3
  Consolidated Statement of Operations for the Years Ended December 31, 1992,
     1993 and 1994 and the Nine Months Ended September 30, 1994 and 1995
     (unaudited).................................................................      F-4
  Consolidated Statements of Shareholders' Equity for the Years Ended December
     31, 1992, 1993 and 1994 and the Nine Months Ended September 30, 1995
     (unaudited).................................................................      F-5
  Consolidated Statement of Cash Flows for the Years Ended December 31, 1992,
     1993 and 1994 and the Nine Months Ended September 30, 1994 and 1995
     (unaudited).................................................................      F-6
  Notes to Consolidated Financial Statements.....................................  F-7 - F-14
Financial Statement Schedule:
  II. Valuation and Qualifying Accounts and Reserves.............................     F-15

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
Shareholders of Code-Alarm, Inc.

     We have audited the accompanying consolidated balance sheets of Code-Alarm, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Code-Alarm, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Detroit, Michigan

November 1, 1995

                       CODE-ALARM, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                 (IN THOUSANDS)

                                                                    DECEMBER 31,
                                                                 ------------------    SEPTEMBER 30,
                                                                  1993       1994          1995
                                                                 -------    -------    -------------
                                                                                        (UNAUDITED)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents.....................................   $   227    $   107       $   261
Accounts receivable, less allowance for doubtful accounts
  (December 31, 1993 and 1994, $554,000 and $383,000,
  September 30, 1995, $462,000) (Note 4)......................     6,468     11,530        13,104
Inventories (Notes 2 and 4)...................................     7,413     12,892        14,812
Refundable income taxes.......................................        --        323           634
Deferred income taxes.........................................       655        494           494
Other.........................................................       388        735           893
                                                                 -------    -------       -------
  Total current assets........................................    15,151     26,081        30,198
Property and equipment, net of accumulated depreciation and
  amortization (Notes 3 and 4)................................     3,355      4,130         4,484
OTHER ASSETS:
Excess of cost over net assets acquired, net..................     3,164      4,293         4,217
Other intangibles, net........................................       810      1,272           992
Deferred income taxes.........................................        --      1,029         1,029
Other.........................................................     1,654      1,016         1,551
                                                                 -------    -------       -------
  Total other assets..........................................     5,628      7,610         7,789
                                                                 -------    -------       -------
  Total assets................................................   $24,134    $37,821       $42,471
                                                                 =======    =======       =======
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 4)....................   $   105    $ 1,443       $ 2,431
Accounts payable..............................................     5,251      8,791        11,258
Income tax payable............................................        39         --            --
Accrued expenses..............................................     1,592      3,131         2,775
                                                                 -------    -------       -------
  Total current liabilities...................................     6,987     13,365        16,464
Long-term debt (Note 4).......................................     3,568      9,511        10,085
Reserve for litigation (Note 9)...............................        --      3,729         5,440
Deferred income taxes.........................................       299         --            --
                                                                 -------    -------       -------
  Total liabilities...........................................    10,854     26,605        31,989
                                                                 -------    -------       -------
Commitments and contingencies (Notes 5, 8 and 9)
SHAREHOLDERS' EQUITY (NOTE 6):
Preferred stock, noncumulative; no par value; authorized
  500,000 shares; none issued.................................        --         --            --
Common stock, no par value; authorized 5,000,000 shares;
  issued and outstanding December 31, 1993, 2,395,845 shares,
  December 31, 1994, 2,319,961 shares, September 30, 1995,
  2,320,361...................................................    12,946     12,209        12,210
Foreign currency translation adjustment.......................        --         49            49
Retained earnings (accumulated deficit).......................       334     (1,042)       (1,777)
                                                                 -------    -------       -------
                                                                  13,280     11,216        10,482
                                                                 -------    -------       -------
                                                                 $24,134    $37,821       $42,471
                                                                 =======    =======       =======

The accompanying notes are an integral part of the consolidated financial statements.

                       CODE-ALARM, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                 (IN THOUSANDS)

                                                                                      NINE MONTHS
                                                  FOR THE YEARS ENDED DECEMBER      ENDED SEPTEMBER
                                                               31,                        30,
                                                  -----------------------------    ------------------
                                                   1992       1993       1994       1994       1995
                                                  -------    -------    -------    -------    -------
                                                                                      (UNAUDITED)
Net sales (Note 10)............................   $45,685    $50,110    $73,508    $56,435    $54,825
Cost of sales..................................    32,296     30,190     45,886     35,352     35,284
                                                  -------    -------    -------    -------    -------
Gross profit...................................    13,389     19,920     27,622     21,083     19,541
                                                  -------    -------    -------    -------    -------
OPERATING EXPENSES:
Sales and marketing............................     9,791      9,346     13,955      9,984      8,845
Engineering....................................     1,617      1,688      2,696      1,892      2,317
General and administrative.....................     5,636      6,520      7,928      6,494      6,307
                                                  -------    -------    -------    -------    -------
                                                   17,044     17,554     24,579     18,370     17,469
                                                  -------    -------    -------    -------    -------
Income (loss) from operations..................    (3,655)     2,366      3,043      2,713      2,072
                                                  -------    -------    -------    -------    -------
OTHER INCOME (EXPENSE):
Interest expense...............................      (426)      (279)      (645)      (425)      (956)
Litigation expense.............................        --         --     (4,386)        --     (1,825)
Other, net.....................................         5         57        (98)       (88)       (86)
                                                  -------    -------    -------    -------    -------
                                                     (421)      (222)    (5,129)      (513)    (2,867)
                                                  -------    -------    -------    -------    -------
Income (loss) before income taxes..............    (4,076)     2,144     (2,086)     2,200       (795)
                                                  -------    -------    -------    -------    -------
INCOME TAXES (BENEFITS) (NOTE 8):
Current........................................      (925)       791        457        774        (60)
Deferred.......................................      (249)      (183)    (1,167)
                                                  -------    -------    -------    -------    -------
                                                   (1,174)       608       (710)       774        (60)
                                                  -------    -------    -------    -------    -------
Net income (loss)..............................   $(2,902)   $ 1,536    $(1,376)   $ 1,426    $  (735)
                                                  =======    =======    =======    =======    =======
Net income (loss) per common share.............   $ (1.16)   $  0.63    $ (0.58)   $  0.60    $ (0.32)
                                                  =======    =======    =======    =======    =======
Weighted average number of common shares
  outstanding..................................     2,495      2,445      2,376      2,392      2,320
                                                  =======    =======    =======    =======    =======

The accompanying notes are an integral part of the consolidated financial statements.

                       CODE-ALARM, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

            FOR THE YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994 AND
              THE NINE MONTHS ENDED SEPTEMBER 30, 1995 (UNAUDITED)
                      (IN THOUSANDS EXCEPT PER SHARE DATA)


                                                                  CUMULATIVE      RETAINED
                                               COMMON STOCK        FOREIGN        EARNINGS         TOTAL
                                             -----------------    TRANSLATION   (ACCUMULATED    SHAREHOLDERS'
                                             SHARES    AMOUNT     ADJUSTMENT      DEFICIT)         EQUITY
                                             ------    -------    ----------    ------------    ------------
Balance, January 1, 1992..................   2,500     $13,739       $            $  1,700        $ 15,439
Purchase and retirement of common stock
  from a director.........................      (5)        (25)                                        (25)
Net loss for the year.....................                                          (2,902)         (2,902)
                                             -----     -------       ----         --------        --------
Balance, December 31, 1992................   2,495      13,714                      (1,202)         12,512
                                             -----     -------       ----         --------        --------
Purchase and retirement of common stock,
  including 20,000 shares from a
  former director.........................    (100)       (776)                                       (776)
Stock issued under stock option plan......       1           8                                           8
Net income for the year...................                                           1,536           1,536
                                             -----     -------       ----         --------        --------
Balance, December 31, 1993................   2,396      12,946                         334          13,280
                                             -----     -------       ----         --------        --------
Purchase and retirement of common stock
  from former directors...................    (167)     (1,561)                                     (1,561)
Stock issued under stock option plan......       1           6                                           6
Stock issued for acquisitions.............      90         818                                         818
Cumulative foreign currency translation
  adjustment..............................                             49                               49
Net loss for the year.....................                                          (1,376)         (1,376)
                                             -----     -------       ----         ---------       --------
Balance, December 31, 1994................   2,320      12,209         49           (1,042)         11,216
Net loss for nine months..................                                            (735)           (735)
Stock issued under stock option plan......                   1                                           1
                                             -----     -------       ----         --------        --------
Balance, September 30, 1995 (unaudited)...   2,320     $12,210       $ 49         $ (1,777)       $ 10,482
                                             =====     =======       ====         ========        ========


The accompanying notes are an integral part of the consolidated financial statements.

                       CODE-ALARM, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)


                                                                                                        NINE MONTHS ENDED
                                                              FOR THE YEARS ENDED DECEMBER 31,            SEPTEMBER 30,
                                                             -----------------------------------      ---------------------
                                                              1992          1993          1994         1994          1995
                                                             -------       -------       -------      -------       -------
                                                                                                           (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)..........................................  $(2,902)      $ 1,536       $(1,376)     $ 1,426       $  (735)
                                                             -------       -------       -------      -------       -------
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Depreciation and amortization............................    1,580         1,381         1,615        1,152         1,272
  Gain on sale of equipment                                      (70)           (6)           --           --            --
  Provision for losses on accounts receivable..............    1,085           726            83                        436
  Changes in assets and liabilities:
    Accounts receivable....................................     (146)         (882)         (131)        (863)       (1,561)
    Inventories............................................     (223)          743        (3,734)      (1,837)       (2,244)
    Refundable income taxes................................     (408)        1,191          (243)        (244)         (306)
    Deferred income taxes..................................     (341)          195        (1,167)          --            --
    Other assets...........................................     (164)         (841)          160         (644)          (54)
    Accounts payable.......................................    2,466          (518)          488          508         1,617
    Accrued expenses.......................................      181           295          (291)         285          (542)
    Reserve for litigation.................................       --            --         3,729           --         1,711
                                                             -------       -------       -------      -------       -------
  Total adjustments........................................    3,960         2,284           509       (1,643)          329
                                                             -------       -------       -------      -------       -------
  Net cash provided by (used in) operating activities......    1,058         3,820          (867)        (217)         (406)
                                                             -------       -------       -------      -------       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of equipment............................       10           130            --           --            --
Purchases of property and equipment........................   (1,065)         (981)       (1,177)      (1,246)         (806)
Purchase of Europe Auto Equipement, net of cash received...       --            --          (931)         605            --
Payment for intangible assets..............................       --          (477)         (905)        (514)          (37)
                                                             -------       -------       -------      -------       -------
  Net cash used in investing activities....................   (1,055)       (1,328)       (3,013)      (1,155)         (843)
                                                             -------       -------       -------      -------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt...............................      398            --         4,056        1,077            --
Reduction of long-term debt................................     (111)         (141)         (592)          --          (831)
Proceeds from line of credit...............................   20,117        25,389        46,140       36,015        29,173
                                                             -------       -------       -------      -------       -------
Reduction of line of credit................................  (20,329)      (27,133)      (44,289)     (35,758)      (26,940)
                                                             -------       -------       -------      -------       -------
Purchase and retirement of common stock....................      (25)         (776)       (1,561)        (117)           --
Issuance of stock options..................................       --             8             6           --             1
                                                             -------       -------       -------      -------       -------
  Net cash provided by (used in) financing activities......       50        (2,653)        3,760        1,217         1,403
                                                             -------       -------       -------      -------       -------
Net increase (decrease) in cash and cash equivalents.......       53          (161)         (120)        (155)          154
Cash and cash equivalents, beginning of year...............      335           388           227          227           107
                                                             -------       -------       -------      -------       -------
Cash and cash equivalents, end of year.....................  $   388       $   227       $   107      $    72       $   261
                                                             =======       =======       =======      =======       =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest.................................................  $   355       $   288       $   581      $   204       $   814
                                                             =======       =======       =======      =======       =======
  Income taxes, net........................................  $  (466)      $  (887)      $   881      $   200       $   150
                                                             =======       =======       =======      =======       =======


                                                                                                CODE-EUROPE,
                                                                                     -----------------------------------
                                                                                      TOTAL         LTD.           EAE
                                                                                     -------       -------       -------
SUPPLEMENTAL SCHEDULE OF NONCASH ACTIVITIES FOR 1994:
Fair value of assets acquired......................................................  $ 8,766       $   660       $ 8,106
Amounts paid for net assets acquired...............................................    2,377           380         1,997
                                                                                     -------       -------       -------
Liabilities assumed................................................................  $ 6,389       $   280       $ 6,109
                                                                                     =======       =======       =======

     During 1992, the Company acquired approximately $1,082,500 in leasehold improvements and other property in exchange for land, building and improvements with a net value of approximately $518,500, a mortgage obligation of $450,000 and approximately $114,000 cash.

     The Company received a $116,000 equity investment in a corporation during 1992 as proceeds due from the sale of certain equipment and accounts receivable.

     During 1994, the Company entered into a $500,501 capital lease obligation for machinery and equipment.

     During 1995, the Company entered into a $565,000 capital lease obligation for computer equipment, of which $80,000 has been paid. Also, during 1995, the Company exchanged inventory for a $616,000 note which may be used to reduce the cost of various goods and services received during the next five years.

The accompanying notes are an integral part of the consolidated financial statements.

                       CODE-ALARM, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994 AND
         THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1995 (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS OPERATIONS

     The Company designs, manufactures, imports and markets automobile and home security systems, keyless entry systems and related products. The Company is also a contract manufacturer of electronic cable, wire harness and printed circuit board assemblies.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany accounts and transactions have been eliminated.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

INVENTORIES

     Inventories are stated at the lower of cost or market. The cost of substantially all inventories is determined on the first-in, first-out ("FIFO") method.

PROPERTY AND EQUIPMENT


     Property and equipment are stated at cost. Depreciation is being provided using the straight-line and accelerated methods over the estimated useful lives of the related assets. Upon retirement or disposal of property or equipment, the cost and accumulated depreciation are removed from the accounts, and any gain or loss is included in income. Estimated useful lives are 5 years for furniture and fixtures and leasehold improvements and 3 to 5 years for machinery and equipment.


INTANGIBLE ASSETS


     The excess of acquisition cost over net assets acquired ("Goodwill") is amortized on a straight-line basis over 40 years. The Company continually evaluates the Goodwill to determine whether the recorded values and amortization period continue to be appropriate. The costs of all other intangible assets, comprised primarily of covenants-not-to-compete and patents and trademarks, are amortized on a straight-line basis over their respective estimated useful lives, generally five years. Accumulated amortization of intangible assets amounted to approximately $1,100,000, $1,643,000 and $1,499,000 at December 31, 1993 and
1994 and September 30, 1995, respectively.


REVENUE RECOGNITION

     Revenues are recognized from sales when a product is shipped. The Company provides an accrual for future product return and warranty costs based upon the relationship of prior years' sales to costs incurred. Accrued warranty costs amounted to approximately $400,000, $300,000 and $355,000 at December 31, 1993 and 1994 and September 30, 1995, respectively.

                       CODE-ALARM, INC. AND SUBSIDIARIES

RESEARCH AND DEVELOPMENT COSTS


     Expenditures for the research and development of new and improved products are charged to operations as incurred and aggregated approximately $342,000, $358,000 and $572,000 for the years ended December 31, 1992, 1993 and 1994 and $417,000 and $395,000 for the nine months ended September 30, 1994 and 1995.


INCOME TAXES

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under SFAS 109, deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities.

EARNINGS PER COMMON SHARE

     Shares issuable under employee stock options were excluded from the computation of the weighted average number of common shares since they were either antidilutive or their dilutive effect was not material.

FOREIGN CURRENCY TRANSLATION

     The functional currency for the majority of the Company's foreign operations is the French franc. The translation from the franc to U. S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains or losses, net of applicable deferred income taxes, resulting from translation are included in shareholders' equity, gains or losses resulting from foreign currency transactions are included in the statement of operations.

2. INVENTORIES

     Inventories consist of the following:

                                                                                      SEPTEMBER 30,
                                                                1993       1994           1995
                                                               ------     -------     -------------
                                                                          (IN THOUSANDS)
Raw materials...............................................   $5,138     $ 7,217        $ 6,793
Work in process.............................................    1,083       1,552            173
Finished goods..............................................    1,192       4,123          7,846
                                                               ------     -------     -------------
                                                               $7,413     $12,892        $14,812
                                                               ======     =======     ==========

3. PROPERTY AND EQUIPMENT

     Property and equipment are summarized by the following major classifications:

                                                                                      SEPTEMBER 30,
                                                                 1993       1994          1995
                                                                ------     ------     -------------
                                                                          (IN THOUSANDS)
Machinery and equipment......................................   $5,715     $7,704        $ 8,325
Leasehold improvements.......................................    1,303      1,312          1,312
Furniture and fixtures.......................................      500        663          1,267
                                                                ------     ------     -------------
                                                                 7,518      9,679         10,904
  Less accumulated depreciation..............................    4,163      5,549          6,420
                                                                ------     ------     -------------
                                                                $3,355     $4,130        $ 4,484
                                                                ======     ======     ==========

                       CODE-ALARM, INC. AND SUBSIDIARIES

     Depreciation expense was approximately $1,313,000, $1,064,000 and $1,093,000 for the years ended December 31, 1992, 1993 and 1994, respectively, and $798,000 and $879,000 for the nine months ended September 30, 1994 and 1995, respectively.

4. LONG-TERM DEBT

                                                                                        SEPTEMBER
                                                                  1993       1994         1995
                                                                 ------     -------     ---------
                                                                          (IN THOUSANDS)
Revolving credit agreement....................................   $3,000     $ 4,851      $ 6,024
Term loans....................................................       --       3,606        3,225
Working capital facilities....................................       --       1,445        2,505
Notes payable.................................................      265         185
Mortgage note.................................................      408         383          363
Capital lease obligations.....................................       --         484          399
                                                                 ------     -------      -------
                                                                  3,673      10,954       12,516
     Less current portion.....................................      105       1,443        2,431
                                                                 ------     -------      -------
                                                                 $3,568     $ 9,511      $10,085
                                                                 ======     =======      =======


     In 1994 the Company had a loan agreement with Comerica Bank. The $7,500,000 revolving credit provision of the loan agreement was due June 30, 1997 and was collateralized by accounts receivable, inventory and property and equipment. At the Company's option, the interest rate was at Comerica Bank's prime rate (8.5% at December 31, 1994) or at fixed interest rates equal to the London Interbank Offered Rate ("LIBOR") plus 1% to 1.75% (7.75% at December 31, 1994). The Company also agreed to pay a commitment fee equal to three-eighths of one percent per annum on the difference between $6,000,000 and the outstanding balance.


     This loan agreement was subject to covenants for maintenance of certain debt and cash flow ratios and minimum levels of current assets and tangible net worth. At December 31, 1994, the Company was not in compliance with certain covenants; however, Comerica Bank, at the Company's request, waived the covenant violations.


     Term loans were payable in equal quarterly installments of $0.2 million through 1999. At the Company's option, the interest rate was at the Comerica Bank's prime rate or at fixed interest rates ranging from one to one and three-quarter percent above LIBOR on a designated portion of the outstanding loan.



     In May 1995 the above described loan agreement was replaced with a new credit arrangement with NBD Bank. The new credit arrangement provides for a $13 million revolving credit facility for working capital requirements, $1.3 million secured non-amortizing notes and $2.2 million unsecured in 4 year term notes. The revolving credit facility expires in May 1997 and bears interest at NBD Bank's prime rate (8.75% at December 8, 1995) or at the Company's option at LIBOR plus 1.5% to 2.5% for maturities ranging from one to six months (from 8.063% to 8.375%, respectively, at December 8, 1995). On October 17, 1995, the credit arrangement was amended to temporarily provide an additional $0.8 million under the revolving credit facility, available until February 29, 1996. At September 30, 1995 a standby letter of credit in the amount of $5.9 million has been issued under the revolving credit facility in conjunction with the appeal of the patent infringement settlement as discussed in Note 9.



     The credit facility is subject to certain covenants and restrictions concerning certain debt and working capital ratios, minimum levels of current assets and tangible net worth, restrictions on the payment of dividends and purchases of fixed assets and is collateralized by substantially all the assets of the Company and its domestic subsidiaries. Total credit available under the arrangement is subject to a formula of accounts receivable, inventories and appraised value of property and equipment assets. As of September 30, 1995, the

                       CODE-ALARM, INC. AND SUBSIDIARIES

Company was in default with certain of the covenants. NBD Bank has agreed to amend the credit agreement as of September 30, 1995. Such amendment, when effective, will place the Company in compliance.

     A foreign subsidiary of the Company has a credit arrangement with its commercial bank which includes term loans totaling approximately $2.1 million, with interest rates ranging from 8% to 11%. Payments are due monthly, with final payments due in 1996.

     The Company has working capital facilities with three French lenders. These loans bear interest at rates of 8.8 percent to 11.5 percent and require quarterly principal payments of approximately $125,000 through 1997.

     The mortgage note is payable to the City of Georgetown, Texas, in monthly installments of $4,401, including interest at seven percent per annum, through January of 2005, and is collateralized by the leasehold improvements.

     The following table sets forth aggregate maturities of long-term debt (excluding capital lease obligations) at September 30, 1995:

        1995.................................................................   $2,699
        1996.................................................................    1,350
        1997.................................................................    7,999
        1998.................................................................      126
        1999.................................................................      102
        Thereafter...........................................................      240

     Minimum lease payments on capital lease obligations at December 31, 1994 are:

        1995...................................................................   $124
        1996...................................................................    124
        1997...................................................................    124
        1998...................................................................    124
        1999...................................................................     97
                                                                                  ----
          Total minimum lease payments.........................................    593
          Less amount representing interest....................................    109
                                                                                  ----
          Present value of net minimum lease payments..........................   $484
                                                                                  ====

5. COMMITMENTS

LEASES

     The Company leases certain property and equipment under various operating leases through 2000.

     Future minimum rental payments required for all noncancelable operating leases are as follows for the years ending December 31:

        1995...................................................................   $732
        1996...................................................................    719
        1997...................................................................    444
        1998...................................................................    122
        1999...................................................................    122

     Rent expense under all operating leases was approximately $682,200, $637,000 and $769,000 for the years ended December 31, 1992, 1993 and 1994 and $576,000 and $602,000 for the nine months ended September 30, 1994 and 1995, respectively.

                       CODE-ALARM, INC. AND SUBSIDIARIES

6. CAPITAL STOCK


STOCK REPURCHASE



     The Company has repurchased and retired its common stock held by certain former directors in conjunction with their resignation from the Board of Directors. During the year ended December 31, 1993, the Company purchased and retired 20,000 shares for $140,000. During the year ended December 31, 1994, the Company purchased and retired 47,904 shares for $503,000 and 119,180 shares for $1,058,000. All purchases were made below the closing market price on the date of the purchase.


STOCK OPTION PLAN

     The Company has adopted a Stock Option Plan ("Plan") for its key employees and reserved 280,000 shares of common stock for issuance under the Plan. The Plan authorizes the Company to issue Incentive Stock Options and Non-Qualified Stock Options. The Company may grant such options concurrently with Stock Appreciation Rights, which entitle the Company to accept surrender of an option by paying the employee an amount equal to the increase in the price of the Company's common stock from the option date.

     Incentive Stock Options may be issued at a price not less than fair market value as of the grant date. For any employee holding more than 10 percent of the voting stock of the Company, the option price is 110 percent of fair market value at the grant date.

     Non-Qualified Stock Options may be issued at a price not less than 85 percent of fair market value at the grant date. Options are generally exercisable for a ten-year period; however, options granted to any employee holding more than 10 percent of the voting stock of the Company are exercisable over five years. No Non-Qualified Stock Options have been granted.

     The following is a summary of Incentive Stock Options, with Stock Appreciation Rights, granted under the Plan:

                                                                         NUMBER OF SHARES
                                                                           DECEMBER 31,
                                                                   -----------------------------
                                                                    1992       1993       1994
                                                                   -------    -------    -------
Balance, beginning..............................................   141,200    104,550    125,875
Granted.........................................................    10,500     46,000    102,000
Exercised.......................................................    (1,000)    (6,815)    (1,200)
Canceled or terminated..........................................   (46,150)   (17,860)   (10,300)
                                                                   -------    -------    -------
Balance, ending.................................................   104,550    125,875    216,375
                                                                   =======    =======    =======

     These options and rights were issued at various prices ranging from $4.25 per share to $22.28 per share. At December 31, 1994, 61,175 options were exercisable at prices ranging from $4.25 to $20.25 per share. In 1994, 1,200 Stock Options and Stock Appreciation Rights were exercised at $4.25 to $5.00 per share.

7. ACQUISITIONS


     Effective January 1, 1994, the Company purchased Europe Auto Equipement, S.A. ("EAE"), a French based distributor of vehicle security products. Consideration included $1.6 million and 50,000 shares of the Company's common stock. Also, effective January 1, 1994, the Company purchased Code-Alarm Europe, Ltd., a distributor of vehicle security products in the United Kingdom, for 40,000 shares of the Company's common stock.


     These acquisitions were accounted for as purchases, with the results of their operations included from January 1, 1994. The fair value of assets acquired, including goodwill, was $8,766,000, and liabilities assumed totaled $6,389,000. Goodwill of $1,230,000 is being amortized over 40 years on a straight-line basis.

                       CODE-ALARM, INC. AND SUBSIDIARIES

     As part of the consideration given in the acquisition of EAE, the Company may pay the sellers up to 2,000,000 French francs ($1 U. S. equals 5.355 French franc at December 31, 1994) based upon EAE's 1994 sales and satisfaction of certain other conditions. Any additional payments will be treated as additional purchase considerations in 1995, increasing intangible assets.

     The pro forma results listed below are unaudited and reflect adjustments assuming the acquisition occurred January 1, 1993:

                                                                                1993
                                                                             --------------
                                                                             (IN THOUSANDS)
        Net sales.....................................................        $ 60,768
        Operating earnings............................................           2,540
        Net earnings..................................................           1,526
        Earnings per share............................................            0.62

8. INCOME TAXES

     The effective income tax rates differed from the statutory income tax rate due to the following:

                                                                                SEPTEMBER 30,
                                                                                --------------
                                                  1992      1993      1994      1994      1995
                                                  ----      ----      ----      ----      ----
        Statutory rate.......................      34%       34%       34%       34%       34%
        Differences resulting from:
          Goodwill amortization..............      (1)        1         1         1        (1)
          Effect of lower foreign tax
             rates...........................      --        --        (1)       --        --
          Effect of net operating loss
             carryforwards...................      (4)       (7)       --        --        --
          Charge off of state and foreign tax
             refunds receivable..............      --        --        --        --       (25)
                                                  ---       ---       ---       ---       ---
        Effective income tax rates...........      29%       28%       34%       35%        8%
                                                  ===       ===       ===       ===       ===

     Current income tax expense for 1994 includes $73,000 of foreign income taxes. There were no foreign income taxes for 1993 or 1992.

     Deferred tax assets and liabilities as of December 31 consisted of the following:

                                                                       1993       1994
                                                                       ----      ------
                                                                        (IN THOUSANDS)
        Expenses deductible earlier for financial statement
          purposes than for tax purposes..........................     $515      $  324
        Litigation loss not deductible for tax purposes...........       --       1,462
        Expense included in inventory for tax purposes............      168         181
                                                                       ----      ------
          Total deferred tax assets...............................      683       1,967
                                                                       ----      ------
        Net value of fixed assets.................................      188         272
        Capitalization of assets expensed for tax purposes........      139         172
                                                                       ----      ------
          Total deferred tax liabilities..........................      327         444
                                                                       ----      ------
          Net deferred tax assets.................................     $356      $1,523
                                                                       ====      ======

     The Company does not provide U. S. income taxes on the undistributed earnings of foreign subsidiaries, as such earnings are intended to be reinvested in these operations. Accumulated undistributed earnings, net, of

                       CODE-ALARM, INC. AND SUBSIDIARIES
the foreign subsidiaries are approximately $121,000, which would have resulted in federal income taxes of approximately $41,000 at December 31, 1994.

     Deferred income tax benefits for 1992, using the deferred method under Accounting Principles Board Opinion No. 11, resulted from:

                                                                           (IN THOUSANDS)
        Expenses deductible earlier for financial statement purposes
          than for tax purposes.......................................         $  (49)
        Consulting fees...............................................            (48)
        Deficit of tax over book depreciation.........................           (138)
        Expenses included in inventory for tax purposes...............             (6)
        Sale of property, plant and equipment.........................            (95)
        Deferred tax charges not recognized due to loss
          carryforwards...............................................            163
        Other, net....................................................            (76)
                                                                               ------
                                                                               $ (249)
                                                                               ======

9. LITIGATION

     The Company is involved in a patent infringement suit involving a shock sensing device. During 1993, an appeals court found the Company to be in violation of the patent. The damage portion of the trial was completed in January 1995 and at December 31, 1994, the Company recorded an accrual for damages, including interest and costs, of approximately $4.2 million. In June 1995 the Company received from the United States District Court information that the damages would total $6.0 million. Accordingly the Company has recorded an additional accrual for damages of $1.8 million in 1995. The Company believes that any amount paid will be paid after 1995, or it will be financed with long-term debt. The Company's reserve for litigation and litigation expense include this estimate of damages and incidental professional fees and costs.

     During 1993, the Company became involved in several legal proceedings following the Company's decision to aggressively defend its patent rights. The Company is asserting its patent rights against the defendants in these cases, and such defendants have made claims against the Company. The outcome of these cases cannot be reasonably estimated.


     The Company in March 1995 was named as a defendant in an action pending since August 1990 to enforce a patent infringement default judgment rendered against certain predecessors in title to assets now owned by the Company which were purchased by the Company from a bank in January 1990. The amount of the judgment is $19.4 million, which with accumulated interest now has reached approximately $28.6 million. While the Company believes that it has meritorious defenses to the claims asserted in this lawsuit, there can be no assurance that the disposition of this matter will not have a material adverse effect on the Company's financial position, results of operation and liquidity. The ultimate outcome of this lawsuit cannot be determined at this time, and the Company is unable to estimate the range of possible loss, if any.



     Various other legal actions and claims are pending or could be asserted against the Company. Litigation is subject to many uncertainties; the outcome of individual litigation matters is not predictable with assurance, and it is reasonably possible that some of these matters may be decided unfavorably to the Company. It is the opinion of management that the ultimate liability, if any, with respect to these matters will not materially affect the financial position, results of operations or liquidity of the Company.



10. SIGNIFICANT CUSTOMERS AND GEOGRAPHIC INFORMATION


     The Company operates primarily in one business segment -- vehicle security systems. This segment represents more than 90 percent of consolidated revenue, operating profit and identifiable assets. With the

                       CODE-ALARM, INC. AND SUBSIDIARIES
exception of sales to dealers of General Motors Corporation ("GM") and Ford Motor Company ("Ford"), no single customer accounted for more than 10 percent of revenue.

                                                                   PERCENT OF TOTAL SALES
                                                                   ----------------------
                                                                   1992     1993     1994
                                                                   ----     ----     ----
        Ford....................................................    15%      16%      11%
        GM......................................................    16%      16%      11%


     With the acquisition of EAE, the Company expanded its European distribution. During the year ended December 31, 1994 and the nine months ended September 30, 1994 and 1995, the Company's European operations accounted for the following:



                                                                           NINE MONTHS ENDED
                                                            YEAR ENDED       SEPTEMBER 30,
                                                           DECEMBER 31,    ------------------
                                                               1994         1994       1995
                                                           ------------    -------    -------
        Net Sales.......................................     $ 17,530      $13,749    $15,676
                                                              =======      =======    =======
        Income (Loss) from Operations...................     $    420      $ 1,102    $  (725)
                                                              =======      =======    =======


11. SIGNIFICANT FOURTH QUARTER ADJUSTMENTS (UNAUDITED)

     During the fourth quarter of 1992, charges of approximately $1.4 Million (pretax) were recorded relating to the valuation and disposal of obsolete inventory.

                       CODE-ALARM, INC. AND SUBSIDIARIES

         SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                           COLUMN B             COLUMN C             COLUMN D       COLUMN E
                                          ----------    ------------------------    -----------    ----------
                                                               ADDITIONS
                                                        ------------------------
                                                                      CHARGED TO        (1)
                                          BALANCE AT    CHARGED TO      OTHER                      BALANCE AT
                                          BEGINNING      COST AND     ACCOUNTS,     DEDUCTIONS,       END
                                          OF PERIOD      EXPENSES      DESCRIBE      DESCRIBE      OF PERIOD
                                          ----------    ----------    ----------    -----------    ----------
Allowance for doubtful accounts:
  Year ended December 31, 1994.........    $ 554,000            --          --      $   171,000     $ 383,000
  Year ended December 31, 1993.........      416,000    $  726,000          --          588,000       554,000
  Year ended December 31, 1992.........      673,000     1,085,000          --        1,342,000       416,000

-------------------------
Note: (1) Write-off uncollectible accounts, net of recoveries

                                [PHOTOGRAPHS]


Code-Alarm sells its products through more than 1,200 independent specialty stores, automotive expeditors, and mass merchandisers such as Sears and Best Buy. The Company's vehicle security products include Code-Alarm(R), Chapman(R) and Anes(R) in North America, and Dragon, Jack-Code, Code alarme and Euro-Alarm in Europe.

-------------------------------------------------------
-------------------------------------------------------
     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE DEBENTURES OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE DEBENTURES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                          ---------------------------

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
Incorporation of Certain Documents by
  Reference............................    ii
Prospectus Summary.....................     1
Risk Factors...........................     4
Company History........................     8
Use of Proceeds........................     8
Price Range of Common Stock............     9
Dividend Policy........................     9
Capitalization.........................    10
Selected Consolidated Financial Data...    11
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................    12
Changes in Company's Certifying
  Accountant...........................    16
Business...............................    17
Legal Proceedings......................    25
Management.............................    28
Description of Debentures..............    29
Description of Capital Stock...........    34
Shares Eligible for Future Sale........    37
Underwriting...........................    37
Available Information..................    38
Additional Information.................    38
Legal Matters..........................    38
Experts................................    38
Index to Consolidated Financial
  Statements...........................   F-1


-------------------------------------------------------
-------------------------------------------------------

-------------------------------------------------------
-------------------------------------------------------

                                  $10,000,000

                               [CODE-ALARM LOGO]

                              % CONVERTIBLE SUBORDINATED

                              DEBENTURES DUE 2003


                         ------------------------------
                              P R O S P E C T U S
                         -----------------------------

                                 RONEY & CO.

                               THE OHIO COMPANY

                                           , 1996


-------------------------------------------------------
-------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses incurred in connection with the offering of the Common Stock are as follows:

    SEC registration fees...................................................  $  3,965.52
    National Association of Securities Dealers, Inc. filing fee.............     1,650.00
    Printing and engraving..................................................    75,000.00
    Legal fees and expenses.................................................   150,000.00
    Blue Sky fees and expenses..............................................    10,000.00
    Accounting fees and expenses............................................   150,000.00
    Trustee fees and expenses...............................................    10,000.00
    Miscellaneous...........................................................     4,384.48
                                                                                  -------
              Total.........................................................  $405,000.00
                                                                                  =======

     Each amount set forth above, except for the SEC registration fee and the NASD filing fee, is estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Michigan Business Corporation Act. The Registrant is organized under the MBCA which, in general, empowers Michigan corporations to indemnify a person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal other than actions by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholder, and with respect to any criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful.

     The MBCA also empowers Michigan corporations to provide similar indemnity to such a person for expenses and amounts paid in settlement, actually and reasonably incurred, in actions or suits by or in the right of the corporation except in respect of any claim, issue or matter as to which such person has been found liable to the corporation, unless and only to the extent that a court determines that, despite the adjudication of the liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

     The MBCA also empowers Michigan corporations to pay or reimburse the reasonable expenses incurred by such persons in advance of a final disposition of the proceeding; provided, among other things, that the person undertake to repay the amount advanced if it is ultimately determined that he or she did not meet the necessary standard of conduct.

     Articles of Incorporation and Bylaws. The Registrant's Restated Articles of Incorporation and Restated Bylaws generally provide that directors and officers will be indemnified to the fullest extent permissible under Michigan law against all expenses (including amounts paid in settlement) incurred in any proceeding (whether or not such proceeding was by or in the right of the Registrant) in which they were a party because of their position as a director or officer of the Registrant or because they served at the request of the Registrant as a director, officer, employee or agent of another corporation or entity. The provisions also provide for the advancement of litigation expenses. The Registrant has the burden of proof to show such indemnification to be improper.

     Indemnification Agreements. The Registrant has entered into indemnification agreements in the form incorporated by reference as Exhibit 10.4 to this Registration Statement, with each of its officers and members of its Board of Directors. The indemnification agreements contain the same general provisions as the indemnification provision in the Restated Articles of Incorporation and Bylaws but establishes a separate contractual basis for such indemnification and contains an undertaking to repay by the indemnitee any amounts advanced if it is determined that such advance was improper.

     Reference is also made to the Undertaking contained in Item 17 of this Registration Statement.

ITEM 16.  (A) EXHIBITS


 1        -- Form of Underwriting Agreement between the Company, Roney & Co. and The Ohio Company(1)
 4        -- Form of Indenture(1)
 5        -- Legal Opinion of Clark, Klein & Beaumont, P.L.C.
 9        -- Shareholder Agreement, as amended, incorporated by reference to Exhibit 9 to the
             Company's Form 10-K for the year ended December 31, 1989 ("1989 Form 10-K")(1)
10.2      -- Employment Agreement with Rand W. Mueller, as amended, incorporated by reference to
             Exhibit 10.4 to the Company's Registration Statement on Form S-1, as amended,
             Registration No. 33-31356 ("Form S-1"), as further amended by Amendment No. 2 to
             Employment Agreement incorporated by reference to Exhibit 10.2 to the Company's Form
             10-Q for the quarter ended September 30, 1992 ("September 1992 10-Q")(1)
10.3      -- 1987 Stock Option Plan, incorporated by reference to Exhibit 10.3 to Form S-18, and amendment thereto, incorporated by reference to Exhibit 10.3 to the Company's Form 10-K for the year ending December 31, 1990 ("1990 Form 10-K")(1)
10.4      -- Indemnification Agreement with Rand W. Mueller, incorporated by reference to Exhibit
             10.4 to the Company's Form S-18 ("Form S-18")(1)
             The Company has entered into the same form of agreement with the following directors and executive officers as of the dates indicated:
             Marshall J. Mueller
             Kenneth M. Mueller
             Jack C. Chilingirian
             William S. Pickett
             Alan H. Foster
             David L. Etienne
             Richard Wierzbicki
             Peter J. Stouffer
             Jack D. Rutherford
             Robert V. Wagner
             John G. Chupa
             Michael P. Schroeder
             John C. Moffat
10.6      -- Consulting and Non-Compete Agreement with David L. Skinner, incorporated by reference to
             Exhibit 10.6 to 1990 Form 10-K(1)
10.7      -- Non-Compete Agreement with David L. Skinner and Shirley A. Skinner, incorporated by reference to Exhibit 10.9 to Form S-1(1)
10.8      -- Mortgage Agreement with Rand W. Mueller, incorporated by reference to Exhibit 10.8 to the Company's Form 10-K for the year ending December 31, 1992 ("1992 Form 10-K")(1)
10.9      -- Consulting Agreement with Kenneth M. Mueller, incorporated by reference to Exhibit 10.9 to Form S-18(1)
10.10     -- Lease of real property at 950 E. Whitcomb, Madison Heights, Michigan, incorporated by reference to Exhibit 10.10 to 1992 Form 10-K(1)
10.11     -- Lease of real property at 300 Industrial Avenue, Georgetown, Texas, incorporated by reference to Exhibit 10.11 to 9 to the Company's Form 10-K for the year ended December
             31, 1991 ("1991 Form 10-K")(1)

10.13     -- Lease of real property at 32, Rue Delizy, Pantin Cedex, France, incorporated by reference to Exhibit 10.13 to the Company's Form 10-K for the year ended December 31,
             1994 ("1994 Form 10-K")(1)
10.14     -- Lease of real property at 16742 Burke Lane, Huntington Beach, California, incorporated by reference to Exhibit 14 to 1994 Form 10-K(1)
10.19     -- General Motors Corporation contract, incorporated by reference to Exhibit 10.19 to Form
             S-1 as amended by amendments incorporated by reference to Exhibit 10.19 to 1994 Form
             10-K(1)
10.20     -- Ford Motor Corporation contract, incorporated by reference to Exhibit 10.20 to Form S-1 as amended by amendments incorporated by reference to Exhibit 10.20 to 1994 Form 10-K(1)
10.21     -- Chrysler Corporation contract, incorporated by reference to Exhibit 10.21 to Form S-1 as amended by amendments to Exhibit 10.21 to 1994 Form 10-K(1)
10.22     -- Purchase Agreement with Mitsubishi Motor Sales of America, Inc., incorporated by reference to Exhibit 10.22 to 1992 Form 10-K(1)
10.23     -- Development Agreement by and between the City of Georgetown, Texas and Tessco Group,
             Inc. concerning redevelopment of real property at 300 Industrial Avenue, Georgetown,
             Texas, incorporated by reference to Exhibit 10.23 to 1991 Form 10-K(1)
10.27     -- Amended and Restated Loan Agreement with Comerica Bank as of March 31, 1991, incorporated by reference to Exhibit 10.27 to the Company's March 1991 Form 10-Q, as
             further amended by First and Second Amendments to Amended and Restated Loan Agreement
             with Comerica Bank as of March 31, 1991, incorporated by reference to Exhibit 10.27 to
             1991 Form 10-K, as further amended by Third Amendment to Amended and Restated Loan
             Agreement with Comerica Bank as of March 31, 1991, incorporated by reference to Exhibit
             10.27 to the Company's September 1992 10-Q, and as further amended by the Fourth
             Amendment to Amended and Restated Loan Agreement with Comerica Bank as of March 31,
             1991, incorporated by reference to Exhibit 10.27 to 1992 Form 10-K(1)
10.27.3   -- Ninth Amendment to Amended and Restated Loan Agreement with Comerica Bank as of March
             31, 1991, incorporated by reference to Exhibit 10.27.3 to 1994 Form 10-K(1)
10.28     -- Commitment Letter from NBD Bank, April 7, 1995, incorporated by reference to Exhibit
             10.28 to 1994 Form 10-K, incorporated by reference to Exhibit 10.28 to 1994 Form 10-K,
             Loan Agreement with NBD Bank as of May 23, 1995; incorporated by reference to Exhibit
             10.28 to the Company's Form 10-Q for the quarter ended June 30, 1995; and First
             Amendment dated June 30, 1995, Waiver Letter dated October 3, 1995, Second Amendment dated October 17, 1995 and Letter Agreeing to Amend dated November 1, 1995 to Loan
             Agreement with NBD Bank as of May 23, 1995, incorporated by reference to Exhibit 10.28 to the Company's Form 10-Q for the quarter ended September 30, 1995(1)
10.29     -- Purchase Agreement with Subaru of America, Inc., incorporated by reference to Exhibit
             10.29 to the Company's Form 10-Q for the quarter ended September 30, 1995(1)
11        -- Statement regarding computation of per share earnings(1)
12        -- Statement re computation of ratios
16        -- Letter re change in certifying accountant, incorporated by reference to Exhibit 16.1 to
             Current Report on Form 8-K dated as of July 22, 1995(1)
23.1      -- Consent of Deloitte & Touche LLP
23.2      -- Consent of Clark, Klein & Beaumont, P.L.C.(2)
24        -- Powers of Attorney(3)
25        -- Statement of Eligibility of Trustee of Form T-1(1)


---------------
(1) Previously filed.


(2) Contained in Exhibit 5.



(3) Included with the signature page of this Registration Statement.

ITEM 17.  UNDERTAKINGS


     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the Securities offered therein, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof.


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Madison Heights, State of Michigan, on December 14, 1995.


                                          CODE-ALARM, INC.

                                          By: /s/ RAND W. MUELLER

                                            ------------------------------------
                                            Rand W. Mueller
                                            President


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



               SIGNATURE                               TITLE                        DATE
----------------------------------------   -----------------------------     ------------------
          /s/ RAND W. MUELLER              President (Principal              December 14, 1995
----------------------------------------   Executive Officer) and
            Rand W. Mueller                Director
          /s/ ROBERT V. WAGNER             Secretary, Treasurer, Vice        December 14, 1995
----------------------------------------   President of Finance
            Robert V. Wagner               (Principal Financial Officer)
          /s/ DAVID L. ETIENNE             Principal Accounting Officer      December 14, 1995
----------------------------------------
            David L. Etienne
                   *                       Director                          December 14, 1995
----------------------------------------
          Marshall J. Mueller
                   *                       Director                          December 14, 1995
----------------------------------------
           Kenneth M. Mueller
                   *                       Director                          December 14, 1995
----------------------------------------
           Jack D. Rutherford
                   *                       Director                          December 14, 1995
----------------------------------------
           William S. Pickett
                   *                       Director                          December 14, 1995
----------------------------------------
             Alan H. Foster
         /s/ PETER J. STOUFFER             Vice President, Engineering       December 14, 1995
----------------------------------------   and Director
           Peter J. Stouffer
    *By:        /s/ RAND W. MUELLER
----------------------------------------
            Rand W. Mueller
            Attorney-In-Fact

                               POWER OF ATTORNEY



     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Rand W. Mueller, Robert V. Wagner and David L. Etienne, and each of them individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments or post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.



          /s/ DAVID L. ETIENNE             Principal Accounting Officer      December 14, 1995
----------------------------------------
            David L. Etienne
         /s/ PETER J. STOUFFER             Vice President, Engineering       December 14, 1995
----------------------------------------   and Director
           Peter J. Stouffer

                                 EXHIBITS INDEX

EXHIBIT
NUMBER
------
    5     -- Legal Opinion of Clark, Klein & Beaumont, P.L.C.
   12     -- Statement re computation of ratios
 23.1     -- Consent of Deloitte & Touche LLP